Exhibit 2.3

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

SILVERBACK ENTERPRISE GROUP, INC.,

LMR SOLUTIONS, LLC,

JOSEPH LARSCHEID

AND

CHERYL LARSCHEID

Dated as of November 13, 2012

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ARTICLE 4 CONDUCT PRIOR TO THE EFFECTIVE TIME	26

4.1 Conduct of Business of the Company	26
4.2 No Negotiation	28
4.3 Tax Returns	29

ARTICLE 5 ADDITIONAL AGREEMENTS	30

5.1 Commercially Reasonable Efforts to Complete; Third Party Consents	30
5.2 Notification of Certain Matters	30
5.3 Access to Information; Public Announcement	31
5.4 Fees and Expenses	31
5.5 Tax Matters	31
5.6 Corporate Matters	33
5.7 Confidentiality	33
5.8 Selling Members Release of Claims	34
5.9 Company Employee Plans	34
5.10 Further Assurances	34

ARTICLE 6 CONDITIONS TO THE MEMBERSHIP INTEREST PURCHASE	35

6.1 Conditions to Obligations of Each Party	35
6.2 Conditions to the Obligations of Purchaser	35
6.3 Conditions to Obligations of the Company and Selling Members	37

ARTICLE 7 SURVIVAL; INDEMNIFICATION	38

7.1 Survival	38
7.2 Indemnification of Indemnified Parties	39

ARTICLE 8 TERMINATION	43

8.1 Termination	43
8.2 Effect of Termination	44

ARTICLE 9 MISCELLANEOUS	44

9.1 Amendments; No Waiver	44
9.2 Notices	44
9.3 Successors and Assigns	45
9.4 Certain Interpretations	46
9.5 Counterparts; Facsimile	46
9.6 Severability	46
9.7 Specific Performance	46
9.8 Other Remedies	47
9.9 Third Parties	47
9.10 Governing Law	47
9.11 Consent to Jurisdiction	47
9.12 Entire Agreement	47
9.13 WAIVER OF JURY TRIAL	47

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INDEX OF DEFINED TERMS

Term	Section in the Agreement
Financial Statements	Section 2.6(a)
Acquisition Proposal	ANNEX A(a)
Action	ANNEX A(b)
Actual Closing Net Working Capital	Section 1.3(b)(iii)
Actual Closing Net Working Capital Statement	Section 1.3(b)(i)
Agreed Upon Damages	Section 7.2(c)(iii)
Agreement	Preamble
Balance Sheet	Section 2.6(a)
Base Consideration	ANNEX A(c)
Basket Amount	Section 7.2(b)(iii)
Cash	ANNEX A(d)
Change in Control Payments	ANNEX A(e)
Closing	Section 1.2
Closing Cash	ANNEX A(f)
Closing Date	Section 1.2
Closing Date Balance Sheet	Section 1.3(a)
Closing Net Working Capital	ANNEX A(g)
Closing Payment	Section 1.1(a)(i)
Code	Section 1.4(c)
Company	Preamble
Company Accounting Practices	Section 1.3(a)
Company Documents	ANNEX A(j)
Company Employee Plan	Section 2.13(a)
Company Government Contract	Section 2.15(b)
Company Government Subcontract	Section 2.15(b)
Company Indebtedness	ANNEX A(k)
Company Intellectual Property	ANNEX A(h)
Company Interests	ANNEX A(i)
Company Material Adverse Effect	ANNEX A(l)
Company Options	Section 2.2(c)
Company Organizational Documents	Section 2.1(b)
Company Registered Intellectual Property Rights	ANNEX A(m)
Company Representatives	Section 4.2(a)
Company Securities	ANNEX A(n)
Company Software Programs	Section 2.14(u)
Confidential Information	Section 5.7(a)
Consents	Section 2.5
Continuing Employees	ANNEX A(o)
Contract	ANNEX A(p)
Damages	Section 7.2(f)
Delivered	ANNEX A(q)
Disclosure Schedule	ANNEX A(r)
Effective Time	Section 1.2
Employee	ANNEX A(t)
Employee Agreement	ANNEX A(s)
Encumbrance	ANNEX A(u)
Environmental Laws	Section 2.19(a)
Environmental Permit	Section 2.19(a)
ERISA	Section 2.13(b)
ERISA Affiliate	Section2.13(c)
Estimated Adjusted Consideration	ANNEX A(v)

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Term	Section in the Agreement
Estimated Closing Net Working Capital	Section 1.3(a)
Estimated Closing Net Working Capital Statement	Section 1.3(a)
Executive Agreement	Recitals
Final Adjusted Consideration	ANNEX A(w)
Final Payment Date	ANNEX A(x)
Financial Statements	Section 2.6(a)
GAAP	ANNEX A(y)
Governmental Authority	ANNEX A(z)
Hazardous Substance	Section 2.19(a)
Hazardous Substance Activity	Section 2.19(a)
Holdback Amount	Section 1.1(a)(iv)
Indebtedness	ANNEX A(aa)
Indemnification Claim	Section 7.2(c)(i)
Indemnification Claim Certificate	Section 7.2(c)(i)
Indemnified Parties	Section 7.2(a)
Independent Accounting Firm	Section 1.3(b)(iii)(B)
Intellectual Property Rights	ANNEX A(bb)
Knowledge	ANNEX A(cc)
Legal Requirements	ANNEX A(dd)
Liability	ANNEX A(ee)
Material Contract or Material Contracts	Section 2.12(z)
Membership Interest Purchase	Recitals
Net Working Capital	ANNEX A(ff)
Note or Notes	Section 1.1(a)(ii)
Notice of Dispute	Section 1.3(b)(ii)
Outside Date	Section 8.1(b)
Partner Payables	ANNEX A(gg)
PCBs	Section 2.19(b)
Permits	ANNEX A(hh)
Person	ANNEX A(ii)
Plan	Section 2.13(a)
Post-Closing Tax Period	Section 5.5(c)(i)
Pre-Closing Tax Period	Section 5.5(c)(i)
Pre-Closing Taxes	ANNEX A(jj)
Pro Rata Portion	ANNEX A(kk)
Proprietary Information Agreement	Recitals
PTO	Section 2.14(a)
Public Software	Section 2.14(u)
Purchase Price	ANNEX A(ll)
Purchaser	Preamble
Purchaser Shares	Section 1.1(a)(iii)
Registered Intellectual Property Right(s)	ANNEX A(mm)
Related Party	Section 2.12(f)
Released Parties	Section 5.8
Restricted Stock Agreement	Recitals
Securities Act	Section 2.2(b)
Security Interest	ANNEX A(nn)
Selling Member or Selling Members	Preamble
Selling Member’s Interests	Section 5.8
Shortfall Amount	Section 1.4(b)(i)
Special Indemnification Representations	Section 7.1(a)(i)
Statement of Expenses	Section 5.4

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Term	Section in the Agreement
Straddle Period	Section 5.5(b)
Straddle Period Tax Return	Section 5.5(b)
Subsidiary	ANNEX A(oo)
Survival Period	Section 7.1(a)(i)
Targeted Net Working Capital Amount	ANNEX A(pp)
Tax Law	ANNEX A(qq)
Tax or Taxes	ANNEX A(ss)
Tax Return	ANNEX A(rr)
Taxing Authority	ANNEX A(tt)
Technology	ANNEX A(uu)
Third Party Claim	Section 7.2(e)
Transaction Expenses	Section 5.4
Transfer Taxes	Section 1.7
WARN Act	Section 2.17(h)
Wire Transfer Letter	Section 1.4(a)
Working Capital Memorandum	Section 1.3(b)(iii)(A)

Annexes

Annex A	—	Certain Defined Terms

Annex B	—	Schedule of Members

Exhibits

Exhibit A	—	Form of Executive Agreement

Exhibit B-1	—	Form of Employee Proprietary Information Agreement

Exhibit B-2	—	At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement

Exhibit C	—	Form of Restricted Stock Agreement

Exhibit D	—	Form of Promissory Note

Schedules

Schedule 1.3(a)	—	Net Working Capital

Disclosure Schedule

Schedule 5.1(b)	—	Required Consents

Schedule 5.6(b)	—	Managers and Officers of the Company after the Effective Time

Schedule 6.2(o)(v)	—	Contracts Required to be Terminated at Closing

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 13, 2012 by and among Silverback Enterprise Group, Inc., a Delaware corporation (“Purchaser”), LMR Solutions, LLC d/b/a EPM Live, a Delaware limited liability company (the “Company”), and Joseph Larscheid and Cheryl Larscheid, the members of the Company (each a “Selling Member” and collectively, the “Selling Members”). Capitalized terms not otherwise defined herein shall have the meaning set forth on Annex A hereto.

RECITALS

WHEREAS, the Selling Members are the record and beneficial owners of all of the issued and outstanding ownership interests of Company;

WHEREAS, Purchaser desires to purchase from the Selling Members, and the Selling Members desire to sell to Purchaser all of the ownership interests of Company (the “Membership Interest Purchase”);

WHEREAS, pursuant to the Membership Interest Purchase and subject to the terms and conditions of this Agreement, all of the ownership interests of the Company shall be converted into the right to receive the consideration set forth in Section 1.1(a) herein;

WHEREAS, a portion of the consideration otherwise payable by Purchaser in connection with the Membership Interest Purchase shall be held back by Purchaser as partial security for the indemnification obligations set forth in this Agreement;

WHEREAS, as a condition and inducement to the willingness of Purchaser to enter into this Agreement, Joseph Larscheid shall execute and deliver at Closing an Executive Agreement in the form attached hereto as Exhibit A (the “Executive Agreement”) with Purchaser or one of its Subsidiaries;

WHEREAS, as a material inducement to Purchaser to enter into this Agreement, each of the Continuing Employees shall execute and deliver at Closing an Employee Proprietary Information Agreement in the form attached hereto as Exhibit B-1 (or if such Continuing Employee performs his or her services in California, an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement in the form attached hereto as Exhibit B-2) (each a “Proprietary Information Agreement”); and

WHEREAS, concurrent with the execution and delivery of this Agreement, as a material inducement to Purchaser to enter into this Agreement, the Selling Members shall have entered into a Restricted Stock Agreement in the form attached hereto as Exhibit C (the “Restricted Stock Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

THE MEMBERSHIP INTEREST PURCHASE

1.1 Membership Interest Purchase.

(a) Company Interests. Subject to the terms and conditions of this Agreement, at the Closing, the Selling Members shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall acquire and purchase, in a combination of cash, stock and subordinated debt, from the Selling Members, all right, title and interest of the Selling Members, legal or equitable, in and to all

Company Interests owned by the Selling Members free and clear of all Encumbrances. The Selling Members agree to cure at any time after the Closing, without further compensation, any deficiencies with respect to the transfer of the Company Interests, the endorsement of any certificate(s) representing the Company Interests owned by the Selling Members or with respect to the stock power accompanying any such certificates. The aggregate purchase price for all of the Company Interests shall equal the Purchase Price, subject to (i) applicable Tax withholding, and (ii) Purchaser’s indemnification rights (including rights of set off) set forth in Article 7, and shall be payable as follows:

(i) An amount of Cash equal to the lesser of (i) the Base Consideration and (ii) the Estimated Adjusted Consideration (as applicable, the “Closing Payment”) multiplied by a Selling Member’s Pro Rata Portion shall be delivered to such Selling Member at the Closing by wire transfer of immediately available funds to such Selling Member’s bank account pursuant to the wire instructions delivered in writing to the Purchaser prior to Closing;

(ii) A subordinated promissory note, in the form attached hereto as Exhibit D, in an original amount equal to $1,500,000 multiplied by a Selling Member’s Pro Rata Portion, shall be delivered to such Selling Member (each a “Note” and collectively, the “Notes”);

(iii) 800,000 shares of Purchaser’s Series B-1 Preferred Stock (the “Purchaser Shares”) multiplied by a Selling Member’s Pro Rata Portion shall be issued and delivered to such Selling Member, subject to the terms and conditions of the Restricted Stock Agreement;

(iv) $600,000 multiplied by a Selling Member’s Pro Rata Portion shall be delivered on the first anniversary of the Closing by wire transfer of immediately available funds to such Selling Member’s bank account pursuant to the wire instructions delivered in writing to the Purchaser prior to Closing or such other wire instructions delivered in writing to the Purchaser prior to the first anniversary of Closing, subject to Purchaser’s indemnification rights (including rights of set off) set forth in Article 7 (the “Holdback Amount”).

(b) Contract Right Only. The right to receive the Holdback Amount payable pursuant to this Agreement is a contract right only and no certificate evidencing such right shall be issued. The right to receive the Holdback Amount payable pursuant to this Agreement may not be transferred or assigned.

1.2 Closing; Effective Time. The Membership Interest Purchase shall be consummated at a closing (the “Closing”) to occur on a business day as soon as practicable (and in any event within two (2) business days) following the satisfaction or waiver (if permitted hereunder) of all of the conditions set forth in Article 6 other than those conditions that by their nature are to be satisfied at the Closing (but subject to the fulfillment or waiver of those conditions at the Closing) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 900 South Capital of Texas Highway, Las Cimas IV, Fifth Floor, Austin, Texas, 78746-5546, unless another date and/or place is mutually agreed upon in writing by Purchaser, the Company and the Selling Members. The date upon which the Closing actually occurs hereunder is referred to herein as the “Closing Date.” The actual time of Closing is referred to herein as the “Effective Time.”

1.3 Calculation of Estimated and Final Adjusted Consideration.

(a) Calculation of Estimated Closing Net Working Capital. At least three (3) business days prior to the close of business on the Closing Date, the Company shall prepare and deliver to Purchaser an estimated unaudited balance sheet of the Company as of the Closing (the “Closing Date Balance Sheet”), which shall include a statement setting forth the Company’s estimate of the Closing Net Working Capital and Closing Cash which shall use the same methodology for calculating Net Working Capital and Closing Cash used and further described on Schedule 1.3(a) (the “Estimated Closing Net Working Capital Statement”) and shall be prepared in accordance with the Company’s standard accounting practices, which are based on the cash accrual method, prepared in the ordinary course of business and as presented to the Purchaser, and consistent with past practice (“Company Accounting Practices”). The Estimated Closing Net Working Capital Statement shall fairly and accurately present the Company’s good faith estimate (based on reasonable assumptions) of the Closing Net Working Capital and Closing Cash without giving effect to the consummation of the Membership Interest Purchase and the other transactions contemplated by this Agreement. The estimated Closing Net Working Capital and Closing Cash set forth in the Estimated Closing Net Working Capital Statement shall be referred to herein as the “Estimated Closing Net Working Capital.”

(b) Calculation of Final Closing Net Working Capital.

(i) Within ninety (90) calendar days following the Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to the Selling Members a statement setting forth Purchaser’s calculation of the actual Closing Net Working Capital (the “Actual Closing Net Working Capital Statement”). The Actual Closing Net Working Capital Statement shall be prepared in accordance with the Company Accounting Practices and in reliance upon the financial books and records of the Company reflecting its assets and liabilities. Purchaser will make the work papers and back-up materials used in preparing the Actual Closing Net Working Capital Statement available to the Selling Members and their accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the review by Sellers of the Actual Closing Net Working Capital statement, and (B) the resolution by the parties of any objections thereto.

(ii) Any one or more of the Selling Members may dispute any item or amount set forth in the Actual Closing Net Working Capital Statement, at any time within twenty (20) calendar days following receipt of the Actual Closing Net Working Capital Statement, by delivering to Purchaser a written notice of such dispute executed by the Selling Members (a “Notice of Dispute”) setting forth, in reasonable detail, (A) each item or amount so disputed by the Selling Members, (B) the Selling Members’ calculation of each such disputed item or amount, and (C) the Selling Members’ calculation of the Closing Net Working Capital of the Company after giving effect to the Selling Members’ calculation of each such disputed item or amount. In the event each Selling Member separately delivers a Notice of Dispute to the Purchaser, the Selling Members agree that they shall consolidate such disputes into a single Notice of Dispute such that the Purchaser shall only be required to respond to one Notice of Dispute pursuant to Section 1.3(b)(iii).

(iii) If Purchaser does not receive a Notice of Dispute from the Selling Members delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then (x) the Selling Member shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i), and (y) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as set forth in the Actual Closing Net Working Capital Statement delivered by Purchaser pursuant to Section 1.3(b)(i). If Purchaser receives a Notice of Dispute from the Selling Members delivered pursuant to and in accordance with Section 1.3(b)(ii) within the time period set forth therein, then Purchaser and the Selling Members shall use good faith efforts to resolve all disputed items and amounts set forth in the Notice of Dispute pursuant to good faith negotiations. In the event that Purchaser and the Selling Members shall reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all disputed items and amounts set forth in such Notice of Dispute, then the Purchaser and Selling Members shall execute a memorandum setting forth such agreement and then for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, as agreed upon by Purchaser and the Selling Members. In the event that Purchaser and the Selling Members are unable to reach agreement, within thirty (30) calendar days following Purchaser’s receipt of a Notice of Dispute, on all of the disputed items or amounts set forth in a Notice of Dispute, then:

(A) Purchaser and the Selling Members shall execute a memorandum (the “Working Capital Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(B) Purchaser and the Selling Members shall submit all remaining disputed items and amounts set forth in the Working Capital Memorandum to Ernst & Young (the “Independent Accounting Firm”) for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Working Capital Memorandum as being in dispute between Purchaser and the Selling Members, (3) be instructed to reach its conclusions regarding any such dispute within thirty (30) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any liability claimed by the Selling Members or asset claimed by Purchaser in an amount less than that claimed by such party, or (y) determine any asset claimed by the Selling Members or liability claimed by Purchaser in an amount in excess of the amount claimed by such party. The fees and expenses of the Independent Accounting Firm shall be paid as follows: (i) if the Independent Accounting Firm resolves all of the remaining objections in favor of Purchaser’s determination of Actual Closing Net Working Capital Statement (the “Low Value”), the Selling Members shall be responsible for all of the fees and expenses of the Independent Accounting Firm; (ii) if the Independent Accounting Firm resolves all of the remaining objections in favor of Selling Members’ determination of Estimated Closing Net Working Capital Statement (the “High Value”), Purchaser shall be responsible for all of the fees and expenses of the Independent Accounting Firm; and (iii) if the Independent Accounting Firm resolves some of the remaining objections in favor of Purchaser and some objections in favor of the Selling Members (the “Actual Value”), the Selling Members shall be responsible for that fraction of the fees and expenses of the Independent Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value, and Purchaser shall be responsible for the remainder of the fees and expenses. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Purchaser and the Selling Members; and

(C) for all purposes of and under this Agreement, the term “Actual Closing Net Working Capital” shall mean the Closing Net Working Capital, based upon (1) all amounts agreed upon by Purchaser and the Selling Members in respect of any disputed items or amounts, as set forth in the Working Capital Memorandum, and (2) all other amounts determined by the Independent Accounting Firm pursuant to clause (B) of this Section 1.3(b)(iii); and shall never exceed the Target Net Working Capital Amount.

1.4 Payment Procedures.

(a) Closing Payment. At the Closing, each Selling Member shall deliver to Purchaser executed wire transfer instructions designating the account to which payment shall be made (a “Wire Transfer Letter”), a completed IRS Form W-9 or Form W-8BEN, the duly executed Restricted Stock Agreement, and this Agreement duly executed. Following receipt of such Wire Transfer Letter, applicable IRS Form, the duly executed Restricted Stock Agreement, and the Agreement duly executed by each Selling Member by Purchaser, Purchaser shall pay to each Selling Member by wire transfer to the account listed in such Selling Member’s Wire Transfer Letter that portion of the Closing Payment without interest payable to such Selling Member in accordance with the terms of this Agreement.

(b) Adjustment to Purchase Price Based on Final Adjusted Consideration.

(i) If the Final Adjusted Consideration is less than the Estimated Adjusted Consideration (the value of such difference, the “Shortfall Amount”), each Selling Member shall, within five (5) business days immediately after written request from Purchaser, pay to Purchaser an amount of cash (without interest) equal to the Shortfall Amount multiplied by such Selling Member’s Pro Rata Portion. In the event the Selling Members do not timely pay the Shortfall Amount to Purchaser in immediately available funds, Purchaser may reduce the amount of any Holdback Amount to be paid to Selling Members in an amount necessary for payment in full of the Shortfall Amount and such amounts shall be deemed to be Agreed Upon Damages for purposes of Article 7, but such reduction shall not release the obligation of the Selling Members to pay the Shortfall Amount to Purchaser.

(ii) Unless otherwise instructed in writing by a Selling Member, Purchaser shall be entitled to rely on each Selling Member’s Wire Transfer Letter in making any payments under this Agreement.

(c) Withholding Rights. Each of Purchaser and the Company shall be entitled to deduct and withhold from the payment of any consideration (including the Final Adjusted Consideration or Estimated Adjusted Consideration (or any portion thereof)) to the Selling Members such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable Legal Requirements, unless such Person provides Purchaser with such documentation as Purchaser reasonably requests and as satisfactory to Purchaser to qualify for an exemption to any such requirement to withhold. To the extent that amounts are so withheld by Purchaser or the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person to whom such amounts would otherwise have been paid.

1.5 Transfer Books; No Further Ownership Rights in the Company Interests. At the Effective Time, the ownership interest transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Company Interests on the records of the Company. From and after the Effective Time, the holders of Certificates (other than Purchaser or any affiliate thereof) formerly representing ownership of the Company Interests outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such interests, except as otherwise provided for herein or by applicable Legal Requirements.

1.6 Taking of Further Necessary Action. Each of Purchaser, the Company, and the Selling Members shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Membership Interest Purchase in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and managers of the Company immediately prior to the Effective Time are and will remain fully authorized in the name of the Company or otherwise to take, and shall take, only upon request by Purchaser, all such lawful and necessary action.

1.7 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes imposed on a Selling Member and incurred in connection with this Agreement (collectively, “Transfer Taxes”), if any, shall be borne by such Selling Member and shall be paid by such Selling Member when due. Each Selling Member shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and Purchaser and the Company will join in the execution of any such Tax Returns and other documentation if necessary under any Legal Requirement. Upon Purchaser’s request, the Selling Members shall provide Purchaser with evidence reasonably satisfactory to Purchaser that such Transfer Taxes have been paid by the Selling Members.

1.8 Holdback Amount. In order to at least partially satisfy and to establish a procedure for the satisfaction of claims by Purchaser or its related Indemnified Parties (as defined in Section 7.2(a)) for indemnification pursuant to Article 7, Purchaser shall retain the Holdback Amount in escrow for the benefit of the Selling Members, until the Holdback Amount is distributed in accordance with this Agreement.

1.9 Allocation. The parties hereto intend that, for United States federal tax purposes, this Agreement will be treated as follows: (a) with respect to the Selling Members, as a sale by each Selling Member of the Company Interests owned by such Selling Member, and (ii) with respect to the Purchaser, as a purchase of the Company’s assets, in both cases in accordance with situation 2 of Revenue Ruling 99-6, 1991-1 C.B. 432 (the “Transaction Tax Treatment”). Within 90 days of the Closing, Purchaser shall prepare and provide to the Selling Members an allocation of the total purchase price (as determined for federal income tax purposes) among the assets of the Company (the “Allocation”). The Allocation shall be mutually agreed upon by both parties and shall be binding upon Purchaser and the Selling Members for all purposes, and the parties agree that all Tax Returns and reports and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return position inconsistent with) the Allocation and the Transaction Tax Treatment unless required by the IRS or any other applicable Taxing Authority. Within 90 days after the final determination of the amount of any Holdback Amount released to the Selling Members, any Shortfall Amount or the actual payment of any amount pursuant to Article 7, Purchaser shall prepare and provide to the Selling Members a revised allocation of the Purchase Price (each, a “Revised Allocation”). The Revised Allocation shall be conclusive and binding upon Purchaser and the Selling Members for all purposes, and the parties agree that all Tax Returns and reports and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return position inconsistent with) the Revised Allocation and the Transaction Tax Treatment unless required by the IRS or any other applicable taxing authority.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE SELLING MEMBERS

Each of the Company and the Selling Members hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be only made as of such date), as follows:

2.1 Organization and Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to conduct its business as currently conducted or proposed to be conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the properties, owned, leased or operated, or the business conducted by it requires such qualification, except for such failures to be so duly qualified and in good standing that would not have a Company Material Adverse Effect. Schedule 2.1(a) of the Disclosure Schedule lists each jurisdiction where the Company is required to qualify to do business as a foreign corporation.

(b) The Company has delivered to Purchaser accurate, complete and correct copies of the Company’s certificate of formation and operating agreement as in effect on the date hereof (the “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and the Company is not in violation of (and has not previously violated) any provision of the Company Organizational Documents. The operations now being conducted by the Company are not (and have never been) conducted under any other name, except as set forth on Schedule 2(b) of the Disclosure Schedule.

(c) Schedule 2.1(c) of the Disclosure Schedule lists (i) the managers of the Company and (ii) the officers of the Company.

2.2 Capitalization.

(a) The authorized capitalization the Company consists of one class of Company Interests, all of which are held by the Selling Members. The Selling Members are the only holders of Company Interests, and the Company has not issued any other Company Securities. Schedule 2.2(a) of the Disclosure Schedule sets forth a complete and correct capitalization table of the Company, as of the Closing, which lists (i) all members and their respective addresses, (ii) their respective ownership interest percentage in the Company, including type of interest, (iii) each member’s respective portion of the Closing Payment, Notes, Purchaser Shares and Holdback Amount and (iv) such other information relevant thereto or which Purchaser may reasonably request. The Company shall deliver Schedule 2.2(a) of the Disclosure Schedule to Purchaser at least five (5) business days prior to the Closing Date.

(b) All of the outstanding Company Interests have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding Company Interests have been offered, issued and sold by the Company in compliance with United States federal and applicable state securities laws. There are no authorized or outstanding (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any ownership interests in the

Company or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into ownership interests or other securities or registered capital of the Company. The Company does not have any obligation (whether written, oral, contingent or otherwise) nor is it otherwise bound to issue any subscription, warrant, option, convertible or exchangeable security or other such right or to issue or distribute to holders of any ownership interests or other Company Securities or any evidences of indebtedness or assets of the Company. The Company does not have any obligation (whether written, oral, contingent or otherwise) to purchase, redeem or otherwise acquire any ownership interests in the Company or other Company Securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth on Schedule 2.2(b) of the Disclosure Schedule, the Company has not made or delivered any oral or written communications to the employees or contractors of the Company with respect to any payment arising out of the transactions contemplated by this Agreement. There are no agreements, written or oral, between the Company and any holder of its securities or others, or among any holders of its securities, relating to the acquisition (including rights of first refusal, first offer, anti-dilution or pre-emptive rights), disposition, registration under the Securities Act of 1933, as amended (the “Securities Act”), or voting of the Company Interests.

(c) The Company has never issued any options (including commitments to grant options) or other equity awards, whether vested or unvested, to acquire Company Interests (“Company Options”). The Company does not maintain, and the Company has never maintained any option plans or other equity compensation related plans or arrangements. The Company has never issued any warrants or other rights to acquire Company Interests or any other interests or securities of the Company (whether or not exercisable or vested).

(d) The Company has no Subsidiaries and has never had any Subsidiaries, and the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity.

(e) The consideration to which the Company Interests will be entitled to receive pursuant to this Agreement, if any, conforms to the Company Organizational Documents and the Selling Members shall not be entitled to receive any different or additional amount with respect to Company Interests held by the Selling Members.

(f) The Selling Members are the record and beneficial owner of all of the Company Interests and such Company Interests are not subject to any Encumbrances or, to any rights of first refusal of any kind, and the Selling Members has not granted any rights to purchase such Company Interests to any other Person. The Selling Members have the sole right to transfer such Company Interests to Purchaser. The Company Interests constitutes all of the Company Interests owned, beneficially or of record, by the Selling Members, and the Selling Members has no (i) subscriptions, warrants, options, convertible or exchangeable securities or other rights (contingent or otherwise) to purchase or acquire any ownership interests of the Company or (ii) securities, instruments or obligations that are or may become convertible or exchangeable into ownership interests of the Company or other securities or registered capital of the Company. At the Closing, pursuant to Section 1.2, Purchaser will receive good title to such Company Interests, free and clear of all Encumbrances.

2.3 Authority. Each of the Company and the Selling Members has all necessary corporate power and authority and legal capacity to execute and deliver this Agreement and the other Company Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The (i) execution, delivery, and performance by the Company of this Agreement and the other Company Documents and (ii) the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of the Company.

This Agreement has been, and each of the other Company Documents has been (or will be) duly and validly executed and delivered by the Company or the Selling Members, as applicable, and, assuming the due authorization, execution and delivery by Purchaser, constitutes (or will constitute) a legal, valid and binding obligation of the Company and the Selling Members, enforceable against the Company and the Selling Members, in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles. The managers and the members of the Company have unanimously approved this Agreement and the transactions contemplated hereby and thereby, and no other corporate proceedings on the part of the Company are necessary to adopt or authorize this Agreement, or any certificate or other instrument required to be executed and delivered by the Company pursuant hereto or to consummate the transactions contemplated hereby or thereby. None of such actions by the managers and members of the Company has been amended, rescinded or modified.

2.4 No Conflicts.

(a) The execution and delivery of this Agreement and the other Company Documents, compliance with the provisions of this Agreement and the other Company Documents by the Company and the Selling Members, as applicable, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate the Company Organizational Documents, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which the Company is entitled under, (1) any Contract (other than a Material Contract), Permit, Security Interest or other interest to which the Company is a party or by which the Company is bound or to which the Company’s assets are subject, or (2) any Material Contract, (c) result in the creation or imposition of any Security Interest upon any assets of the Company, or (d) violate any Legal Requirements applicable to the Company or the Selling Members or any of their respective properties or assets.

(b) The execution and delivery by the Selling Members of this Agreement and the other Company Documents and the consummation of the transactions contemplated hereby and thereby will not conflict with (i) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which the Selling Members or any of their properties or assets is subject, or (ii) any Legal Requirement applicable to the Selling Members or any of their properties or assets.

(c) Schedule 2.4(c) of the Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals as are required under any Contracts in connection with the Membership Interest Purchase, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing Date. Except as set forth on Schedule 2.4(c) of the Disclosure Schedule, following the Closing Date, the Company will be permitted to exercise all of its rights under its Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.5 Governmental Filings and Consents. No consent, approval, order or authorization of, or registration, declaration or filing with (together, the “Consents”), any Governmental Authority is required on the part of the Company or the Selling Members in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company and would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

2.6 Financial Statements.

(a) Attached as Schedule 2.6(a) of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the unaudited balance sheet (the “Balance Sheet”) and the related statements of income, members’ equity (deficit) and cash flows for the eight (8) month period ended August 31, 2012 and the related statements of income, members’ equity (deficit) and cash flows for the year then ended (collectively, the “2012 Financial Statements”), (ii) the unaudited balance sheet as of December 31, 2011, and the related statements of income, members’ equity (deficit) and cash flows for the year then ended, (iii) the unaudited balance sheet as of December 31, 2010 and the related statements of income, members’ equity (deficit) and cash flows for the year then ended, and (iv) the unaudited balance sheet as of December 31, 2009 and the related statements of income, members’ equity (deficit) and cash flows for the year then ended.

(b) The Financial Statements (i) are derived from and are in accordance with the books and records of the Company, (ii) have been prepared in accordance with the Company Accounting Practices on an accrual basis applied on a consistent basis throughout the periods indicated and consistent with each other, (iii) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject to normal recurring year-end audit adjustments, none of which adjustments individually or in the aggregate will be material in amount), and (iv) are accurate, complete and correct in all material respects.

(c) None of the Company or its officers has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Controls or the Financial Statements. To the Company’s Knowledge, there have been no instances of fraud, whether or not material, that occurred during any period covered by the Financial Statements.

(d) All of the notes and accounts receivable of the Company arose in the ordinary course of business and consistent with past practices and are carried at values determined in accordance with Company Accounting Practices consistently applied. The notes and accounts receivable of the Company are not subject to any set off or counterclaim, other than any amount for which a reserve has been established consistent with past practices and calculated in accordance with Company Accounting Practices (as shown on the Balance Sheet or, for receivables arising subsequent to the Balance Sheet Date, as reflected on the books and records of the Company (which receivables are recorded in accordance with Company Accounting Practices consistently applied)). No notes or accounts receivable of the Company represents an obligation for goods sold on consignment, on approval or on a sale-or-return basis or is subject to any other repurchase or return arrangement. No Person has any Encumbrance on any notes or accounts receivable of the Company and, to the Company’s Knowledge, no request or agreement for deduction or discount has been made with respect to any notes or accounts receivable of the Company. Schedule 2.6(d)(i) of the Disclosure Schedule sets forth a true and correct list of any receivables which are more than 60 days overdue and/or have been deemed uncollectible and are not reflected in the Balance Sheet.

(e) Schedule 2.6(e)(i) of the Disclosure Schedule sets forth the Net Working Capital as of December 31, 2011 and Schedule 2.6(e)(ii) of the Disclosure Schedule sets forth the Net Working Capital as of August 31, 2012.

2.7 Substantial Customers and Suppliers.

(a) Schedule 2.7(a) of the Disclosure Schedule lists the twenty (20) largest customers of the Company on the basis of revenues (including the respective revenues of such customers) for (i) the eight (8) month period ending on August 31, 2012, (ii) the twelve (12) month period ending on the date of the Balance Sheet, (iii) the twelve (12) month period ending on December 31, 2011, and (iv) the twelve (12) month period ending on December 31, 2010.

(b) No such customer or supplier of the Company has (i) ceased or materially reduced its purchases from or sales or provision of services to the Company since the beginning of the twelve (12) month period ending on the date of the Balance Sheet, (ii) to the Knowledge of the Company, threatened to cease or materially reduce such purchases or sales or provision of services, or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

2.8 Absence of Changes. Since the date of the Balance Sheet, (a) the business of the Company has been conducted in the usual, regular and ordinary course of business consistent with past practice; (b) no Company Material Adverse Effect has occurred; and (c) there has not been any action or event, nor any authorization, commitment or agreement by the Company with respect to any action or event that, if taken or if occurred after the date of this Agreement, would be prohibited by Section 4.1, without regard to anything disclosed in Schedule 4.1 of the Disclosure Schedule.

2.9 Absence of Undisclosed Liabilities. The Company does not have any Indebtedness or other Liability or obligation (whether known, unknown, mature, unmature, absolute or contingent), except for Liabilities and obligations (a) shown on the Balance Sheet, including proper accrual for bonuses and commissions; (b) which have arisen since the date of the Balance Sheet in the ordinary course of business and consistent with past practice and which are not in excess of $5,000, individually or $10,000 in the aggregate; (c) incurred pursuant to or in connection with this Agreement and the transactions contemplated hereby; and (d) set forth in Schedule 2.9(i) of the Disclosure Schedule. Schedule 2.9(ii) of the Disclosure Schedule sets forth all Company Indebtedness as of the date hereof. Except for Liabilities reflected in the Financial Statements, the Company does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with Company Accounting Practices consistently applied and are adequate. Neither the Company nor, to the Company’s Knowledge, any current or former employee, officer, manager, consultant or member of the Company has identified or been made aware of any fraud that involves the Company’s management or any other current or former employees, officers, managers or consultants who have a role in the preparation of financial statements or the internal accounting controls, if any, utilized by the Company, or any claim or allegation regarding any of the foregoing.

2.10 Taxes.

(a) (i) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are accurate, complete and correct; and (ii) all Taxes payable by or on behalf of the Company (whether or not shown on a Tax Return) have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes on the Balance Sheet. All required estimated Tax payments have been timely made by or on behalf of the Company.

(b) As of the date of the Balance Sheet, the Company does not have any Liability for unpaid Taxes, except to the extent adequate accruals have been established on the Balance Sheet. Since the date of the Balance Sheet, the Company has not incurred any Liability for Taxes except in the ordinary course of business and consistent with past practice. The Company will establish, in the ordinary course of business and consistent with past practice, appropriate accruals for the payment of Taxes due and payable by the Company for the period from January 1, 2012 through the Effective Time.

(c) The Company has complied with all applicable Legal Requirements relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts so withheld.

(d) The Company has Delivered to Purchaser copies of (i) all Tax Returns of or including the Company for all Tax periods of the Company since inception, and (ii) any audit, report or other similar correspondence issued relating to Taxes of the Company for all such Tax periods.

(e) No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax return that the Company is or may be subject to Taxation in that jurisdiction, and there is no jurisdiction in which such claim could be reasonably made.

(f) No Tax Return of the Company has ever been audited by the Internal Revenue Service or any other Taxing Authority, no such audit is in progress and the Company has not been notified of any request for such an audit or other examination. The Company is not currently delinquent in the payment of any Tax, nor have any deficiencies for any Tax been threatened, claimed, proposed or assessed against the Company which have not been settled or paid. No issue has been raised by any Taxing Authority in any prior examination of the Company that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent Tax period. No adjustment relating to any Tax Returns filed by the Company has been proposed by a Taxing Authority to the Company (or any representative thereof). There is not in effect any waiver by the Company of any statute of limitations with respect to any Taxes.

(g) The Company (including any other Person on its behalf) (i) has not agreed to, is not required to and has not made any application requesting permission to make, and has not made any adjustment pursuant to Section 481(a) of the Code or any similar provision of Tax Law, (ii) has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law with respect to the Company, and (iii) has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, or granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid. The Company will not be required to include any income or gain or exclude any deduction or loss from income for any taxable period or portion thereof after the Effective Time as a result of any installment sale or open transaction disposition consummated before the Effective Time or prepaid amount received before the Effective Time.

(h) The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any Taxing Authority.

(i) The Company has never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(j) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k) The Company has adequately disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(l) The Company has not consummated or participated in, and the Company is not currently participating in, any transaction which was or is a “tax shelter” as defined in Section 6662 or former Section 6111 of the Code or the Treasury Regulations promulgated thereunder (or any comparable provision of state, local or foreign Tax Law). The Company has not participated in, and the Company is not currently participating in, a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), including any transaction that is the same or substantially similar to one or more of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (or any comparable provision of state, local or foreign Tax Law).

(m) The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, the Company or any of their respective affiliates by reason of Section 280G of the Code or that could be subject to Section 4999 of the Code.

(n) The Company has not made or filed an election under Section 108, Section 441 or Section 1017 of the Code.

(o) The Company is, and at all times since its inception has been, treated as a partnership for Tax purposes, and has never filed an election to be treated as an association taxable as a corporation.

2.11 Property. Except as set forth in Schedule 2.11 of the Disclosure Schedule, the Company does not currently own or lease and has never owned or leased any real property. The Company has good and indefeasible title to all properties and assets (whether real or personal) necessary to conduct all of the businesses and operations of the Company as currently conducted, including all tangible properties and assets reflected on the Balance Sheet or acquired after the date of the Balance Sheet, and none of such properties or assets is subject to any Security Interest or other Encumbrance. The personal property owned by the Company is in good operating condition and repair, reasonable wear and tear excepted, are free from any material defects, and are suitable for the uses for which they are being used in all material respects.

2.12 Contracts. Other than as disclosed on Schedule 2.12(1) of the Disclosure Schedule, the Company is not a party to, subject to or otherwise bound by:

(a) any Contract or series of related Contracts which requires aggregate future expenditures by the Company in excess of $5,000 or which might result in payments by or to the Company in excess of $5,000;

(b) any Contract for the purchase of equipment in excess of $5,000;

(c) any Contract that expires more than one year after the date of this Agreement;

(d) any Contract (other than a Contract entered into in the ordinary course of business and consistent with past practice) with support or indemnification obligations that cannot be terminated with not more than ninety (90) days notice without penalty;

(e) any distributor, reseller or similar Contract under which the Company does not have the right to terminate without penalty on less than 90 days notice;

(f) any Contract with any current or former member, employee, officer or manager of the Company, or any “affiliate” or “associate” of such Persons (as such terms are defined in the rules and regulations promulgated under the Securities Act) (any of the foregoing, a “Related Party”), including any Contract providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, or from, any Related Party;

(g) any Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Technology or Intellectual Property Rights, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(h) any agreement, contract or commitment by the Company to license to any third party the right to manufacture or reproduce any product, service or technology of the Company or any agreement, contract or commitment by any Person to the Company to sell or distribute any products, service or technology of the Company;

(i) any agreement relating to the licensing of source code for the Company’s products;

(j) any trust, loan agreement, indenture, note, bond, debenture or other document or Contract evidencing Indebtedness to any Person, any capitalized lease obligation, any commitment to provide any of the foregoing, or any agreement of guaranty, indemnification or other similar commitment with respect to the obligations or Liabilities of any other Person;

(k) any Company Government Contract or Company Government Subcontract;

(l) any Contract for the disposition of any material portion of the assets or business (whether by merger, sale of stock, sale of assets or otherwise) of the Company;

(m) any Contract for the acquisition of the business or capital stock of another party (whether by merger, sale of stock, sale of assets or otherwise);

(n) any Contract concerning a joint venture, joint development or other similar arrangement with one or more Persons;

(o) any agreement pursuant to which the Company is obligated to provide maintenance, support or training for its products, other than in the ordinary course of business;

(p) any hedging, futures, options or other derivative Contract;

(q) any Contract to grant any severance or termination pay or benefits (in cash or otherwise) to any employee, individual consultant, or any contractor, consulting or sales agreement, contract, or commitment with a firm or other organization;

(r) any Contract (including any Company Employee Plan), any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in connection with additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(s) any Contract for the employment of any manager, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company that is not immediately terminable at-will by the Company without cost, Liability or post-termination benefits (other than continuation coverage required by law), including any Contract requiring the Company to make a payment to any manager, officer, employee or consultant on account of the Membership Interest Purchase, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(t) any Contract under which the Company provides any consulting, software implementation, deployment, development services or support services with payments to the Company in excess of $5,000;

(u) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(v) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(w) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into with customers and distributors in the ordinary course of business pursuant to the Company’s standard unmodified form (a copy of which has been Delivered to Purchaser);

(x) any settlement agreement;

(y) any real property lease; or

(z) any other Contract not listed in Section 2.12(a) through Section 2.12(y), inclusive, that is otherwise material to the business of the Company.

Accurate, complete and correct copies of each of the Material Contracts (including all amendments thereto) have been Delivered to Purchaser. Each Contract set forth in Schedule 2.12(1) of the Disclosure Schedule or any other Schedule of the Disclosure Schedule (or required to be so disclosed therein, whether or not actually disclosed therein) (each, a “Material Contract” and collectively the “Material Contracts”) is a valid and binding agreement of the Company and is in full force and effect in accordance with its terms. Except as set forth in Schedule 2.12(2) of the Disclosure Schedule, the Company is not in material default or breach under the terms of any of the Material Contracts (a “default” being defined for purposes hereof as an actual default or event of default or the existence of any fact or circumstance which would, upon receipt of notice or passage of time, constitute a default or right of termination), nor will the consummation of the transactions contemplated by this Agreement give rise to any such material default or breach, and (i) to the Company’s Knowledge no other party to any such Material Contracts is in material default or breach of such Material Contracts, and (ii) no event has occurred that with notice or the passage of time would constitute a material default or breach thereunder by the Company or would permit the modification or premature termination of any such Material Contracts by any other party thereto.

2.13 Benefit Plans.

(a) Schedule 2.13(a) of the Disclosure Schedule sets forth a complete and accurate list of each plan, program, policy, practice, contract, agreement, or other arrangement providing for retirement, fringe benefit, vacation, cafeteria benefit, health or welfare benefit, dependent care, stock, option, bonus, or other incentive plan, supplemental retirement, deferred compensation, severance, separation, employment, compensation or other benefits, which is or has been maintained, contributed to, or required to be contributed to by the Company or any Subsidiary (whether written or unwritten, insured or self-insured, each, a “Company Employee Plan” or “Plan”) and each Employee Agreement.

(b) None of the Company Employee Plans is an “employee welfare benefit plan” or “employee pension benefit plan” within the meaning of Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(c) No persons or entities are or have ever been under common control with the Company or any subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder (an “ERISA Affiliate”).

(d) None of the Company Employee Plans or Employee Agreements promises or provides retiree medical or other retiree welfare benefits to any person. The Company does not and has never maintained, established, sponsored, participated in, contributed to, or required to contribute to any pension plan which is subject to Section 412 of the Code.

(e) Each Company Employee Plan has been administered in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including, without limitation, ERISA and the Code) and the Company has performed all material obligations required to be performed by it under, is not in default under or violation of and has no knowledge of any material default or violation by any other party to, any of the Plans.

(f) The execution of this Agreement and consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefit or obligation to fund benefits with respect to any employee or consultant of the Company.

(g) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under currently applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply currently applicable legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.

2.14 Intellectual Property.

(a) Schedule 2.14(a) of the Disclosure Schedule is a complete and accurate list of (i) all Company Registered Intellectual Property Rights, (ii) all unregistered copyrights in computer software that are included in the Company Intellectual Property, (iii) all unregistered Trademarks included within the Company Intellectual Property. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration, the jurisdiction(s) in which each such right either exists or, for registrations and applications thereto, has been registered or applied for, (y) an identification of whether the right is solely owned by, jointly owned by, or exclusively licensed, and (z) a brief summary of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.

(b) Each item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary fees, including without limitation all registration, maintenance, issuance and renewal fees, in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. There are no actions that must be taken by the Company or any of its subsidiaries within one hundred twenty (120) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. Without limiting the foregoing, neither Company nor any of its subsidiaries has taken any action or allowed any event to occur, and neither Company nor any of its subsidiaries is aware of any event or circumstances, which would set a United States patent bar date within one hundred twenty (120) days of the Closing Date. A United States patent bar date includes any date by which the Company or one of its subsidiaries must file a patent application in order to preserve Company’s or its Subsidiary’s right and ability to seek patent protection for an invention in the United States. To Company’s Knowledge, no third party is in breach of any non-disclosure agreement signed with Company or any Subsidiary or of any confidentiality terms of any agreement signed with Company or any Subsidiary. In each case in which the Company or a Subsidiary has acquired any Technology or Intellectual Property Right from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer the Technology and all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company or a Subsidiary. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company and its subsidiaries have recorded each such assignment of a Registered Intellectual Property Right assigned to the Company or a Subsidiary with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

Neither the Company nor any Subsidiary has claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was not at the time made, or which has since become, inaccurate or false or that will no longer be true and accurate as a result of the Closing.

(c) Neither the Company nor any Subsidiary has any Knowledge of any facts or circumstances that would render any Company Intellectual Property invalid or unenforceable. Neither the Company nor any Subsidiary knows of any information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of Company Registered Intellectual Property Rights invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property Right, and neither Company nor any Subsidiary has misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

(d) Except as disclosed in Schedule 2.14(d) Disclosure Schedule, each item of Company Intellectual Property is free and clear of any Encumbrances.

(e) Except as disclosed in the Schedule 2.14(e) of the Disclosure Schedule, all Company Technology and Company Intellectual Property will be fully transferable, alienable or licensable by Purchaser without restriction and without payment of any kind to any third party.

(f) To the extent that any Technology which is owned, possessed, used or controlled by Company or a Subsidiary has been developed or created by a third party, the Company or a Subsidiary has a written agreement with such third party with respect thereto and Company or a Subsidiary thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property Rights in such Technology by operation of law or by valid assignment or license, to the fullest extent it is legally possible to do so, with rights to freely assign all such third party Intellectual Property Rights.

(g) With the exception of “shrink-wrap” or similar widely-available commercial end-user licenses, all Technology used in or necessary to the conduct of the Company’s and its subsidiaries’ business as presently conducted or currently contemplated to be conducted by the Company and its subsidiaries was written and created solely by either (i) employees of the Company or a Subsidiary acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company or a Subsidiary, and no third party owns or has any rights to any of the Company Intellectual Property.

(h) The Company and each Subsidiary has, and enforces, a policy requiring each employee, consultant and contractor to execute a proprietary information, confidentiality and assignment agreement, substantially in the form attached hereto as Schedule 2.14(h) of the Disclosure Schedule, and all current and former employees, consultants and contractors of Company and its subsidiaries have executed such an agreement. No such person has excluded any of his or her prior inventions pursuant to such agreements.

(i) The Company and its subsidiaries have taken all commercially reasonable steps required to protect the Company’s and its subsidiaries’ rights in confidential information and Trade Secrets of the Company or a Subsidiary or provided by any other Person to the Company or a Subsidiary.

(j) No Person who has licensed Technology or Intellectual Property Rights to the Company or one of its subsidiaries has ownership rights or license rights to improvements made by the Company or one of its subsidiaries in such Technology or Intellectual Property Rights.

(k) Except as disclosed in Schedule 2.14(k) of the Disclosure Schedule, neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other Person.

(l) Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and outbound “shrink-wrap” licenses in the form set forth on Schedule 2.14(l) of the Disclosure Schedule, the contracts, licenses and agreements listed in Schedule 2.14(l) of the Disclosure Schedule lists all contracts, licenses and agreements to which the Company or any Subsidiary of the Company is a party with respect to any Technology or Intellectual Property Rights. Neither the Company nor any Subsidiary of the Company is in material breach of nor has the Company or any Subsidiary of the Company failed to perform under in any material respect, any of the foregoing contracts, licenses or agreements and, to the Company’s Knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

(m) Schedule 2.14(m) of the Disclosure Schedule lists all material contracts, licenses and agreements between the Company or a Subsidiary of the Company on the one hand and any other Person on the other hand wherein or whereby the Company or a Subsidiary of the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(n) To the Knowledge of the Company, there are no contracts, licenses or agreements between the Company or a Subsidiary of the Company on the one hand and any other Person on the other hand with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company or a Subsidiary of the Company thereunder.

(o) The operation of the business of the Company and its subsidiaries as it currently is conducted or is contemplated to be conducted by the Company and its subsidiaries, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture sale, license and distribution of the products, or services or other Technology of the Company or any Subsidiary of the Company (including such Technology currently under development) does not and will not when conducted by Purchaser in substantially the same manner following the Closing infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction, and neither the Company nor any of its subsidiaries has received notice from any Person claiming that such operation or any act, product, or service or other Technology of the Company or any of its subsidiaries (including such Technology currently under development) infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction, nor does the Company or any Subsidiary of the Company have Knowledge of any basis therefore.

(p) To the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property Right.

(q) No Company Intellectual Property or Technology is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or a Subsidiary of the Company or may affect the validity, use or enforceability of such Company Intellectual Property or Technology.

(r) No (i) product, technology, service or publication of the Company or a Subsidiary of the Company, (ii) material published or distributed by the Company or a Subsidiary of the Company or (iii) conduct or statement of the Company or a Subsidiary of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any material respect any law or regulation.

(s) The Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in and/or necessary to the conduct of the business of the Company and its subsidiaries as it currently is conducted, and, to the Knowledge of the Company, as it is currently planned or contemplated to be conducted by the Company and its subsidiaries, including, without limitation, the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Company and its subsidiaries, including performance of services (including such Technology currently under development).

(t) Except as disclosed in Schedule 2.14(t) of the Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Purchaser, by operation of law or otherwise, of any contracts or agreements to which the Company or a Subsidiary of the Company is a party, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any Company Intellectual Property, (ii) Purchaser granting to any third party any right, title or interest to or with respect to any Intellectual Property Rights owned by, or licensed to, Purchaser pursuant to any agreement to which the Company or a Subsidiary of the Company is a party or by which it is bound, (iii) Purchaser being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, (iv) any restriction on the ability of the Purchaser to share information relating to its ongoing business or operations, or (v) Purchaser being obligated to pay any royalties, fees, honoraria or other amounts to any third party in excess of those payable by Company or a Subsidiary of the Company prior to the Closing Date pursuant to agreements to which the Company or a Subsidiary of the Company is a party or by which it is bound.

(u) Schedule 2.14(u) of the Disclosure Schedule contains a true and complete list of all of the software programs included in or developed for inclusion in the Company’s or its Subsidiary’s products by the Company or its Subsidiary or any third party (including all software programs embedded or incorporated in the Company’s or its Subsidiary’s products) (the “Company Software Programs”). Except as listed in Schedule 2.14(u)(2) of the Disclosure Schedule, the Company Software Programs do not contain any third party software or Public Software. The list in Schedule 2.14(u)(2) of the Disclosure Schedule shall contain (i) the name of the Public Software, (ii) the license name and version pursuant to which the Company or its Subsidiary has received a license to such Public Software, (iii) a link to the location from which such Public Software was accessed and downloaded, (iv) a statement of whether such Public Software is dynamically or statically linked to any of the Company’s proprietary code, (v) a statement of whether such Public Software has been modified for use in the Company’s products, (vi) a statement of whether such Public Software is distributed by the Company, and (vii) a short statement regarding how the Public Software is being used by the Company or its Subsidiary in the Company or Subsidiary’s product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (1) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (2) the Artistic License (e.g., PERL); (3) the Mozilla Public License; (4) the Netscape Public License; (5) the Sun Community Source License (SCSL); (6) the Sun Industry Standards License (SISL); (7) the BSD License; and (8) the Apache License.

(v) Each of the Company and its Subsidiary employs commercially reasonable measures to ensure that the Company Software Programs do not contain any viruses. For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable, or harm in any manner the operation of any software or hardware or to allow a third party to have access to the user’s computer or network without such user’s authority.

(w) All data which has been collected, stored, maintained or otherwise used by the Company and its subsidiaries has been collected, stored, maintained and used in accordance with all applicable U.S. and foreign laws, rules, regulations, guidelines, contracts, and industry standards. Neither the Company nor its Subsidiary has received a notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards. The Company and its Subsidiary have made all registrations that the Company and its Subsidiary are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. The Company’s and its Subsidiary’s practices are, and have always been, in compliance with (i) their then-current privacy policy, including the privacy policy posted on the Company’s and its Subsidiary’s websites, and (ii) their customers’ privacy policies, when required to do so by contract. The Company and its subsidiaries have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Company and its subsidiaries have adequate technological and procedural measures in place to protect personal information collected by Company or a Subsidiary of the Company against loss, theft and unauthorized access or disclosure. The Company and its subsidiaries have the full power and authority to transfer any and all rights in any individual’s personal information in the Company’s and its subsidiaries’ possession or control to Purchaser. Neither the Company nor any Subsidiary of the Company is subject to any obligation that would prevent Purchaser from using the personal information in a manner consistent with any law or industry standard regarding the collection, retention, use, or disclosure of such information.

2.15 Government Funding; Government Contracts.

(a) The Company has not applied for or received any financial assistance from any supranational, national, local or foreign authority or government agency.

(b) Neither the Company, nor any of its managers, officers or employees is, or within the past three years has been, to the Knowledge of the Company (i) under any material administrative, civil or criminal investigation, audit, indictment or information by any Governmental Authority, (ii) the subject of any material audit or investigation by the Company or any Company Subsidiary, in each case, with respect to any alleged violation of any Legal Requirement or Contract arising under or relating to any Contract between the Company, on the one hand, and any Governmental Authority, on the other hand, including any facilities Contract for the use of government-owned facilities (each such Contract, a “Company Government Contract”) or each Contract between the Company, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Authority, (each such Contract, a “Company Government Subcontract”) or (iii) debarred or suspended, or proposed for debarment or suspension, or received notice of actual or proposed debarment or suspension (or for purposes of this clause (iii), in the case of Contracts governed by Legal Requirements other than the state or federal Legal Requirements of the United States, the functional equivalents thereof, if any), from participation in the award of any Contract with any Governmental Authority. There exist no facts or circumstances that, to the Knowledge of the Company, would warrant the institution of suspension or debarment proceedings or a finding of nonresponsibility or ineligibility with respect to the Company, any Company Subsidiary or any of their respective directors, officers or managers, in any such case, for purposes of doing business with any Governmental Authority.

2.16 Insurance. Schedule 2.16(a) of the Disclosure Schedule contains a complete and correct list as of the date hereof of all insurance policies maintained by or on behalf of the Company. Such list includes information regarding the type of policy, form of coverage, policy number and insurer, coverage dates, named insured(s) and limits of liability. Accurate, complete and correct copies of each listed policy have been Delivered to Purchaser. Such policies are in full force and effect and the Company has complied in all material respects with the provisions of such policies. There is no claim by the Company pending under any of such insurance policies as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds. The Company has not received written notice or, to the Company’s Knowledge, any other form of notice of any threatened termination of, or any premium increase with respect to, any of such insurance policies.

2.17 Personnel.

(a) The Company is in compliance with all Legal Requirements respecting employment, discrimination in employment, employment practices, tax withholding, equal employment, terms and conditions of employment, meal and rest periods, immigration status, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants), wages (including overtime wages), compensation and hours of work, and occupational safety and health and employment practices. The Company has not engaged any employee whose employment would require special licenses or permits. The Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all Employees all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Employees, and in each case, with respect to Employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against the Company or any of their Employees relating to any Employee, or Employee Agreement. There are no pending or, to the Company’s Knowledge, threatened claims or actions against Company under any worker’s compensation policy or long-term disability policy.

(b) The Company does not have any liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. There are no unwritten policies or customs that, by extension, could entitle employees of the Company to benefits in addition to those to which they are entitled pursuant to applicable Legal Requirements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required). The Company is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(c) The Company does not have any obligations under COBRA (or similar Legal Requirement) with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any Government Authority. There are no material controversies pending, or to the Knowledge of the Company threatened, between the Company and any of its employees or other service providers, which controversies have or have threatened to result in an action, arbitration, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.

(d) Schedule 2.17(d) of the Disclosure Schedule sets forth an accurate, complete and correct list of all severance Contracts, employment Contracts and Contracts providing for any Change in Control Payment to which the Company is a party or by which the Company is bound. Except for the foregoing, the Company does not have any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Balance Sheet and (ii) pursuant to Contracts entered into after the date of the Balance Sheet and disclosed on Schedule 2.17(d) of the Disclosure Schedule.

(e) The Company is not a party to or bound by any collective bargaining agreement or other labor union Contract (including any Contract or agreement with any works council, trade union, or other labor-relations entity) with respect to any employee or other service provider, and no such collective bargaining agreement or other labor union Contract is being negotiated by the Company. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee or other service provider of the Company. The Company does not have any Knowledge of any activities or proceedings of any labor union with respect to organizing its employees. There is no labor dispute, strike, work stoppage, slowdown, or concerted refusal to work overtime against the Company pending, or to the Knowledge of the Company threatened, which may interfere with the business activities of the Company. The consummation of the transactions contemplated by this Agreement will not entitle any Person (including any works council, trade union or other labor-relations entity) to any payments under any labor agreement, or require the Company to consult with, provide notice to, or obtain the consent or opinion of any union, works council, or similar labor relations entity. Neither the Company, nor to the Knowledge of the Company any of its representatives or employees, has committed any unfair labor practice within the meaning of the National Labor Relations Act in connection with the operation of the business of the Company, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Authority pending or to the Knowledge of the Company threatened.

(f) The Company has Delivered to Purchaser an accurate, complete and correct list of the names, positions and rates of compensation of all current officers, managers, and employees of the Company, showing each such person’s name, position, place of employment, date of hire, annual remuneration (including commission and bonus opportunity), accrued vacation or paid time off, status as exempt/non-exempt and fringe benefits for the current fiscal year. The Company has no employees performing services outside of the United States.

(g) The Company has Delivered to Purchaser an accurate, complete and correct list of all of its consultants, advisory board members, seconded workers, and independent contractors since January 1, 2008 and for each such Person the initial hire date or date of the engagement, a description of the remuneration arrangements applicable to each, a brief description of the services provided, the specific entity for whom they provide services (if other than the Company), and whether the engagement has been terminated by either party, including the effective date of such termination.

(h) The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past year, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof, and there has been no termination which would trigger any notice or other obligations under the WARN Act or similar state, local or foreign law. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(i) There are no election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company to any of their respective employees, non-employee managers, consultants and other service providers.

(j) Schedule 2.17(j) of the Disclosure Schedule sets forth an accurate, complete and correct list of all current employees of, and consultants to, the Company with names and titles, as applicable. Such employees of and consultants to are adequate for the conduct of the Company’s business as currently conducted.

(k) Except as contemplated herein, the Company has not (i) entered into any arrangements or agreements that obligate or purport to obligate the Company to make an offer of employment to any present or former employee or consultant of the Company or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with the Company following the consummation of the transactions contemplated by this Agreement.

2.18 Litigation. There is no (a) Action pending, or to the Company’s Knowledge, threatened, against or affecting the Company, any of the properties of the Company, or the transactions contemplated hereby, nor to the Knowledge of the Company or the Selling Members is there any reasonable basis therefor, (b) governmental inquiry, audit, investigation, or other proceeding pending, or to the Company’s Knowledge threatened, against or affecting the Company or any of its properties (including any inquiry as to the qualification of the Company to hold or receive any license or Permit), nor to the Knowledge of the Company or any of the Selling Members is there any reasonable basis therefor or (c) to the Company’s Knowledge, any Action pending or threatened against any Related Party or the Selling Members in connection with the business of the Company. The Company is not in default with respect to any order, writ, injunction or decree of any Governmental Authority known to or served upon the Company. There is no action or suit by the Company pending, threatened or contemplated against any other Person. No Governmental Authority has at any time challenged or questioned the legal right of the Company to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted. There is no action, suit, claim or proceeding of any nature pending or, to the Company’s Knowledge, threatened, against any Person who has a contractual right or a right pursuant to Delaware Law to indemnification from the Company related to facts and circumstances existing prior to the Effective Time, nor are there, to the Company’s Knowledge, any facts or circumstances that would give rise to such an action, suit, claim or proceeding.

2.19 Environmental Matters.

(a) For all purposes of and under this Agreement, (i) the term “Environmental Laws” shall mean any Legal Requirement (whether domestic or foreign) which prohibits, regulates or controls any Hazardous Substance or any Hazardous Substance Activity; (ii) the term “Hazardous Substance” shall mean any substance, chemical, material, emission, waste or discharge that is designated or regulated as toxic, hazardous, radioactive or a pollutant, or contaminant or is otherwise a danger to health, reproduction and the environment, including without limitation, asbestos-containing materials, petroleum and petroleum products or any fraction thereof; (iii) the term “Hazardous Substance Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, or product manufactured with Ozone depleting substances; (iv) the term “Environmental Permit” shall mean any approval, authorization, permit, registration, certification, franchise, concession, license, clearance or consent required to be obtained from any private person or any Governmental Authority with respect to a Hazardous Substance Activity which is or was conducted by the Company.

(b) (i) The Company has conducted all Hazardous Substance Activities in compliance with all Environmental Laws in all material respects; (ii) the Company has not received any notice of any noncompliance relating to its past or present operations with Environmental Laws; (iii) no notices, administrative actions or suits are pending, or to the Company’s Knowledge threatened, relating to an actual or alleged violation of any applicable Environmental Law by the Company; (iv) the Hazardous Substance Activities of the Company have not resulted in the exposure of any person to a Hazardous Substance in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person; (v) except in compliance with all Environmental Laws and as would not subject the Company to Liability, no Hazardous Substance is present on or under any real property that the Company owns, leases occupies, or otherwise uses or was present on or under any other real property at the time the Company ceased owning, leasing, occupying, or using such property; (vii) there have been no Hazardous Substances generated by the Company that have been disposed of, or come to rest at, any site that has been included in any published United States federal, state or local

“superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority within or outside the United States, (vii) there are no aboveground or underground tanks, sumps, asbestos which is friable or likely to become friable, or any polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on any site currently owned, leased or otherwise used by the Company, (viii) Section 2.19(b)(viii) of the Disclosure Schedule accurately describes all of the Environmental Permits currently held by the Company and the listed Environmental Permits are all of the Environmental Permits necessary for the continued conduct of any Hazardous Substance Activity of the Company and all such Environmental Permits are valid and in full force and effect and no circumstances exist which could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee; (ix) the Company has not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the Company, or any other Person; (x) the Company is not aware of any fact or circumstance, which could result in any environmental Liability which could reasonably be expected to result in a material adverse effect on the business or financial status of the Company; and (xi) the Company has Delivered to Purchaser true and correct copies of all material records in the Company’s or its advisors’ possession or control concerning the Hazardous Substance Activities of the Company, any Environmental Permits, any environmental site assessments, any testing or sampling data, and any audits, inspection reports, notices of non-compliance, and correspondence with regulatory agencies.

2.20 Compliance with Laws; Permits.

(a) The Company is in compliance with, and has complied with, and as of the date of this Agreement has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement). To the Company’s Knowledge, the Company is not under investigation with respect to, has not been threatened to be charged with, and has not been given notice of, any violation of any Legal Requirement.

(b) All material Permits (i) pursuant to which the Company currently operates or holds any interest in its properties, or (ii) which are required for the operation of the business of the Company as currently conducted or the holding of any such interest, have been issued or granted to the Company, and all such material Permits are in full force and effect and constitute all Permits required to permit the Company to operate or conduct its business as it is currently conducted and hold any interest in its properties or assets.

2.21 Encumbrances. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans, claims, charges, restrictions and Encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and Encumbrances and liens that arise in the ordinary course of business and consistent with past practice and do not materially impair the Company’s ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances other than those of the lessors of such property or assets. To the Company’s Knowledge, the foregoing property and assets collectively comprise all material property and assets necessary for the Company to conduct its business consistent with the manner such business was conducted during the periods covered by the Financial Statements.

2.22 Brokers and Finders. All negotiations relating to this Agreement and the transactions contemplated hereby and thereby have been carried on without the intervention of any Person acting on behalf of the Company or any of its affiliates in such manner as to give rise to any valid claim against the Company or Purchaser for any investment banker, brokerage or finder’s commission, fee or similar compensation.

2.23 Anti-Takeover Statute Not Applicable. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or anti-takeover provision in the Company Organizational Documents is applicable to the Company, any Company Interests or other Company Securities, this Agreement, or the transactions contemplated by this Agreement.

2.24 Certain Relationships and Related Transactions. None of the officers and managers of the Company, the Selling Members or any of their family members, nor to the Knowledge of the Company, any immediate family member of an officer or manager of the Company, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for, any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). Neither the Selling Members or any of their family members nor any officers or managers of the Company, or any of their immediate family members, is a party to, or to the Knowledge of the Company otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets or properties may be bound or affected, other than normal employment, compensation and stock option and other benefit arrangements for services as an officer, manager or employee thereof. Neither the Selling Members or any of their family members nor, to the Knowledge of the Company, any officers or managers of the Company or immediate family members has any interest in any property, real or personal, tangible or intangible that is used in, or that relates to, the business of the Company, except for the rights of the Selling Members under applicable Legal Requirements.

2.25 Bank Accounts; Powers, etc. Schedule 2.25(a) of the Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has an account or safe deposit box, the balances in such accounts as of the date hereof, and the names and identification of all Persons authorized to draw thereon or to have access thereto. Schedule 2.25(b) of the Disclosure Schedule lists each Person with a company credit card.

2.26 Books and Records.

(a) Without limiting the foregoing, the Company has Delivered to Purchaser accurate, complete and correct copies of: (i) all documents identified on the Disclosure Schedule; (ii) the Company Organizational Documents, as currently in effect; (iii) the minute books containing records of all proceedings, consents, actions and meetings of the managers, committees of the managers and members of the Company; (iv) the ownership interest ledger, journal and other records reflecting all equity issuances and transfers and all option and warrant grants and agreements of the Company; and (v) permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents.

(b) The minute books of the Company Delivered to Purchaser contain a complete and accurate summary in all material respects of all meetings of managers and members or actions by written consent since the time of incorporation of the Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

(c) The books, records and accounts of the Company (i) are accurate, complete and correct in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company, and (iv) accurately and fairly reflect the basis for the Financial Statements.

2.27 Representations Complete. None of the representations or warranties made by the Company or the Selling Members (as modified by the Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company or the Selling Members pursuant to this Agreement, contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall be made only as of such date), as follows:

3.1 Organization and Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Purchaser is not in violation of any of the provisions of its certificate of incorporation or bylaws, except as would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

3.2 Authority. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto has been (or will be) duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery by the Company, and the Selling Members, constitutes (or will constitute) a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles.

3.3 No Conflicts. The execution and delivery of this Agreement and each certificate and other instrument required to be executed and delivered by Purchaser pursuant hereto, compliance with the provisions of this Agreement and each certificate or other instrument required to be executed and delivered by Purchaser pursuant hereto and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with or violate the certificate of incorporation or bylaws of Purchaser, (b) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which Purchaser is entitled under, any Contract, Permit, Security Interest or other interest to which Purchaser is a party or by which Purchaser is bound or to which the assets of Purchaser are subject, (c) result in the creation or imposition of any Security Interest upon any assets of Purchaser, except as contemplated by this Agreement or the transactions contemplated herein or (d) violate any Legal Requirements applicable to Purchaser or any of their respective properties or assets.

3.4 Governmental Filings and Consents. No Consents of or with any Governmental Authority are required on the part of Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Funds. On the Closing Date, Purchaser will have sufficient funds to pay the Closing Payment payable in respect of the Company Interests at the Closing pursuant to this Agreement.

3.6 Brokers’ and Finders’ Fees. Purchaser has not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or the Selling Members shall have any liability.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

During the time period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Section 8.1, the Company covenants and agrees with Purchaser as follows:

4.1 Conduct of Business of the Company.

(a) Except as expressly contemplated by this Agreement, or as Purchaser shall otherwise consent in writing, the Company shall operate its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due (subject to the right of Purchaser to review and approve any Tax Returns in accordance with this Agreement), pay or perform its other obligations when due, and, to the extent not inconsistent with such business, use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

(b) Except as expressly contemplated by this Agreement, as set forth in Schedule 4.1(b) of the Disclosure Schedule (referencing the specific subsection of this Section 4.1(b) to which it relates) or as Purchaser shall otherwise consent in writing, the Company shall not:

(i) make any expenditure or enter into any commitment or transaction exceeding $5,000 (other than the payment of rent, payroll and interest obligations on Company Indebtedness in the ordinary course of business and consistent with past practice);

(ii) terminate or extend, or materially amend, waive, modify, or violate the terms of, any Contract disclosed on the Disclosure Schedule (or agree to do so), or enter into any Contract that would have been required to have been disclosed on Schedule 2.8 of the Disclosure Schedule) or Schedule 2.12(1) of the Disclosure Schedule had such Contract been entered into prior to the date hereof, except for Contracts entered into in the ordinary course of business for the license and sale of Company’s products;

(iii) engage in or enter into any transaction or commitment, or relinquish any material right, outside the ordinary course of the Company’s business and consistent with past practice;

(iv) enter into or materially amend, waive or modify the terms of any Contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of the Company;

(v) commence, compromise or settle any Action or threat of Action, other than to enforce its rights under this Agreement;

(vi) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any Company Interests, or split, combine or reclassify any Company Interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Interests;

(vii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Interests (or options, warrants or other rights exercisable therefor);

(viii) issue, grant, deliver or sell any Company Interests or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any kind or character obligating it to issue, grant, deliver or sell any such shares or other convertible securities convertible into Company Interests;

(ix) cause or permit any amendments to the Company Organizational Documents;

(x) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company’s business;

(xi) sell, lease, license (except for licenses of Company’s products in the ordinary course of business) or otherwise dispose of any of the Company’s properties or assets, including the sale of any accounts receivable of the Company, grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any owned property or leased property or any part thereof, or convey, assign, sublease, license or otherwise transfer all or any portion of any owned property or leased property or any interest or rights therein;

(xii) incur any Indebtedness (other than trade payables in the ordinary course of business and consistent with past practice) or guarantee any Indebtedness or issue or sell any debt securities or guarantee any debt securities or other obligations of others;

(xiii) grant any loans to others (other than advances to employees for travel and business expenses in the ordinary course of business and consistent with past practice) or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(xiv) adopt or amend any Company Employee Plan, enter into any Employee Agreement, pay or agree to pay any special bonus or special remuneration to any manager or Employee, or increase or agree to increase the salaries, wage rates, or other compensation or benefits of its Employees except payments made pursuant to written agreements or plans outstanding on the date hereof and disclosed in Schedule 4.1(b)(xiv) of the Disclosure Schedule;

(xv) revalue any of its assets (whether tangible or intangible), including writing off notes or accounts receivable, settle, discount or compromise any accounts receivable, or reverse any reserves other than in the ordinary course of business and consistent with past practice;

(xvi) pay, discharge or satisfy, in an amount in excess of $5,000 in the aggregate, any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Balance Sheet;

(xvii) make or change any election in respect of Taxes, adopt or change any accounting method, period of accounting, or historic practice in respect of Taxes, enter into any closing agreement or similar agreement or arrangement with respect to Taxes, contest or settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, take any action to surrender any right to claim a refund or credit of Taxes, or file or amend any Tax Return unless such Tax Return or amended Tax Return has been provided to Purchaser for review in accordance with Section 4.3;

(xviii) enter into or amend any licensing, distribution, joint venture, strategic alliance or joint marketing arrangement or agreement or any similar arrangement or agreement;

(xix) hire, offer to hire or terminate any employees, or encourage any employees to resign from the Company, or promote, demote or make any other change to the employment status or title of any officer of the Company, or remove or permit the resignation of any manager of the Company;

(xx) increase or make any other change to the salary, employment status, title, fringe benefits or other compensation (including equity based compensation) payable or to become payable by the Company to any of its officers, managers, employees or consultants;

(xxi) adopt or amend any Company Employee Plan, or execute or amend any Employee Agreement (other than execution of the Company’s standard at will offer letter);

(xxii) enter into any agreement, contract or commitment for the grant by the Company of any severance, termination pay or bonus (in cash or otherwise) to any Employee, including any officer;

(xxiii) change the Company’s accounting policies or procedures, including with respect to reserves for doubtful accounts, amortization or depreciation policy or rates, or payment or collection policies or practices;

(xxiv) engage in any purchase or sale of any interest in real property, grant of any Security Interest in any real property, or enter into any agreement to lease, sublease, license or otherwise occupy any real property;

(xxv) take any action regarding a patent or patent application or trademark or trademark application, other than in the ordinary course of business and consistent with past practice and filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business;

(xxvi) terminate, amend or fail to renew any existing insurance coverage;

(xxvii) terminate or fail to renew or preserve any material Permits;

(xxviii) send any written communications (including electronic communications) to any Employees regarding this Agreement or the transactions contemplated hereby or make any communications to the Employees that are inconsistent with this Agreement or the transactions contemplated hereby;

(xxix) terminate any Employee other than for cause, with prompt notification to Purchaser after any such for cause termination; or

(xxx) take, or agree in writing or otherwise to take, or propose to take, any of the actions described in Section 4.1(b)(i) through Section 4.1(b)(xxix), inclusive, or any other action that would (A) cause or result in any of the representations and warranties of the Company set forth herein being untrue or incorrect, (B) prevent or materially hinder the Company from performing its covenants hereunder or consummating the transactions contemplated hereby, or (C) delay the consummation of the transactions contemplated hereby.

4.2 No Negotiation.

(a) Each of the Company and the Selling Members will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Neither the Company nor the Selling Members will, nor will any of them authorize or permit any of the officers, managers, directors, affiliates, members or Employees of the Company or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing Persons, including any such Persons so authorized by the Company or the Selling Members, collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce (or assist in or cooperate with any Person in) the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in, maintain or continue any discussions, communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or otherwise take any action to facilitate any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any security holders of the Company, (vi) consummate or otherwise effect a transaction providing for any transaction contemplated by an Acquisition Proposal, or (vii) disclose or make available any information not customarily disclosed to any Person concerning the Company’s business, properties, assets or technologies, or afford to any Person access to its properties, technologies, books or records.

(b) The Company and the Selling Members shall immediately notify Purchaser orally and in writing after receipt by the Company and/or any Company Representatives of (i) any Acquisition Proposal, (ii) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for information by any Person or Persons (other than Purchaser) not customarily disclosed to any Person concerning the Company’s business, properties, assets or technologies. Such notice shall describe (i) the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer, notice or request, and (ii) the identity of the Person or Group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder) making any such Acquisition Proposal, inquiry, proposal, offer, notice or request. The Company and the Selling Members shall keep Purchaser fully informed of the status and details of, and any modification to, any such Acquisition Proposal, or inquiry, proposal or offer and any correspondence or communications related thereto and shall provide to Purchaser a true, complete and correct copy of such Acquisition Proposal, inquiry, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Purchaser with 72 hours prior notice (or such lesser prior notice as is provided to the managers of the Company) of any meeting of the managers of the Company at which the managers of the Company is reasonably expected to discuss any Acquisition Proposal.

(c) The Company shall be deemed to have breached the terms of this Section 4.2 if any Company Representatives shall take any action, whether in his or her capacity as such or in any other capacity, that is prohibited by this Section 4.2. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Purchaser shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity.

4.3 Tax Returns. The Company shall timely file all Tax Returns required to be filed, and shall pay all Taxes (including payments of estimated Tax) required to be paid, prior to the Closing Date. Purchaser shall have the opportunity to review all such Tax Returns before they are filed and to consent to any positions taken therein which are inconsistent with either the past practices of the Company or applicable Legal Requirements (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Commercially Reasonable Efforts to Complete; Third Party Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions set forth in Article 6 and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 5.1(a), the Company shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contracts to which the Company is a party as are required in connection with the Membership Interest Purchase in order to ensure that all such Contracts remain in full force and effect from and after the Effective Time in accordance with their respective terms and to preserve all rights of, and benefits to, Purchaser and the Company under such Contracts from and after the Effective Time, including, but not limited to, the consents set forth on Schedule 5.1(b). All such consents, waivers and approvals shall be in a form and substance reasonably acceptable to Purchaser. In the event that the other parties to any such Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon or otherwise required in response to a notice or consent request relating to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall not make or commit to make any such payment or provide any such consideration without Purchaser’s prior written consent, which may be withheld at Purchaser’s sole discretion.

5.2 Notification of Certain Matters.

(a) Each of the Company and the Selling Members shall give prompt notice to Purchaser of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of the Company and/or the Selling Members set forth in this Agreement to be untrue or inaccurate at or prior to the Effective Time, (ii) any failure of the Company or the Selling Members to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely.

(b) Purchaser shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of Purchaser set forth in this Agreement to be untrue or inaccurate at or prior to the Effective Time, (ii) any failure of Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and (iii) any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely.

(c) The delivery of any notice pursuant to this Section 5.2 shall not (i) limit or otherwise affect any remedies otherwise available to any party, or (ii) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by any party pursuant to this Section 5.2 shall affect or be deemed to modify, amend or supplement any representation or warranty set forth herein, the Disclosure Schedule or the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with the terms and conditions hereof, or limit any right to indemnification provided herein.

5.3 Access to Information; Public Announcement During the period from the date hereof and prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall afford Purchaser and its accountants, counsel and other representatives, reasonable access during the Company’s normal business hours to (i) all of the Company’s properties, books, Contracts, assets, commitments and records, (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company as Purchaser may reasonably request, and (iii) all employees of the Company as identified by Purchaser. The Company shall provide to Purchaser and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation or warranty of the Company contained herein or the conditions to the obligations of the parties to consummate the Membership Interest Purchase in accordance with the terms and provisions hereof. Neither the Company nor the Selling Members shall (nor will they permit, as applicable, any of their respective officers, managers, directors, members, stockholders, agents, representatives or affiliates to), directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions and other than communications with the Selling Members and third parties to obtain the consents and approvals required under this Agreement and applicable law) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings, without the consent of Purchaser.

5.4 Fees and Expenses. Whether or not the Membership Interest Purchase is consummated, all Liabilities outside of the ordinary course of business consistent with past practice and fees and expenses incurred by the Company (for which the Company may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with the transactions contemplated hereby including, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties (including any costs incurred to obtain any consents, waivers or approvals as a result of compliance with this Agreement) (the “Transaction Expenses”), shall be the Liability and obligation of the Selling Members and shall not be obligations of Purchaser or the Company. For the avoidance of doubt, the Transaction Expenses that are the Liability and obligation of the Selling Members pursuant to the preceding sentence shall not include any cost, fee, or expense incurred by Purchaser in connection with the negotiation of this Agreement, including, all legal, accounting, consulting, investment banking, financial advisory, and brokerage fees and expenses and all other fees and expenses of third parties incurred by Purchaser, all of which shall be borne by Purchaser. At least three (3) business days prior to the Closing, the Company shall provide Purchaser with a statement of estimated Transaction Expenses in form reasonably satisfactory to Purchaser which statement shall be accompanied by final invoices from the Company’s legal, accounting, financial, consulting and other advisors providing services in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby reflecting such advisors’ final billable Transaction Expenses (the “Statement of Expenses”). Whether or not reflected in the Statement of Expenses, Purchaser shall be entitled to recover the amount of any and all Transaction Expenses in excess of the amount of aggregate estimated Transaction Expenses as set forth on the Statement of Expenses and may do so by reducing the Actual Closing Net Working Capital pursuant to Section 1.3 or pursuant to Article 7.

5.5 Tax Matters.

(a) The Selling Members and the Company shall prepare and file, or have caused to be prepared and filed, all Tax Returns for the Company due on or before the Closing Date. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date that are filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Legal Requirements.

(b) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Return of the Company for any Tax period that begins before and ends after the Closing Date (a “Straddle Period”, and any such Tax Return, a “Straddle Period Tax Return”). Any Taxes for a Straddle Period shall be apportioned between the Selling Members and the Purchaser in the manner set forth in Section 5.5(c).

(c) For purposes of this Agreement:

(i) In the case of any gross receipts, income, payroll or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes allocable to (A) the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”), for which the Selling Members are responsible, and (B) the portion of the Straddle Period beginning on the day next succeeding the Closing Date (the “Post-Closing Tax Period”), for which the Purchaser and/or the Company is responsible, shall be determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company.

(ii) In the case of any Taxes (other than gross receipts, income, payroll or similar Taxes) that are payable with respect to a Straddle Period, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be equal to the product of all such Taxes multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the commencement of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, however, that appropriate adjustments shall be made to reflect specific events that can be identified and specifically allocated as occurring on or prior to the Closing Date (in which case the Selling Members shall be responsible for any Taxes related thereto and Purchaser shall be entitled to reimbursement by reduction of the Holdback Amount for such Taxes to the extent such Taxes were not reflected in the Closing Date Balance Sheet, which Taxes shall be considered Agreed-Upon Damages hereunder) or occurring after the Closing Date (in which case, Purchaser shall be responsible for any Taxes related thereto).

(iii) The Company, the Purchaser, and the Selling Members shall cooperate with each other in connection with the filing of any Tax Returns of the Company and any audit, litigation or other proceeding with respect to Taxes of the Company. The Company, the Purchaser, and the Selling Members agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Company, the Purchaser or the Selling Members, any extensions of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any of the other Parties so requests, the Company, the Purchaser, or the Selling Members, as the case may be, shall allow the other party to take possession of such books and records.

(iv) Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have the sole right to control and make all decisions regarding any Tax audit or administrative or court proceeding relating to Taxes of the Company, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which Purchaser is entitled to be reimbursed by the Selling Members or by reduction of the Holdback Amount, (i) Purchaser, Company, and the Selling Members shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) the Selling Members shall have the right (but not the obligation) to participate in such audit or proceeding at the Selling Members’ expense, and (iii) Purchaser shall have the sole right to exercise control at any time over the handling, disposition and/or settlement of any issue raised in any official inquiry, examination or proceeding regarding any Tax Return (including the right to settle or otherwise terminate any contest with respect thereto). Notwithstanding anything to the contrary contained in Section 7.2(e), this Section 5.5(c) shall govern the conduct of Tax contests related to the Company.

5.6 Corporate Matters.

(a) Corporate Records. At the Closing, the Company shall deliver or cause to be delivered to Purchaser the original corporate books, ownership interest ledgers, minute books and corporate seal, if any, of the Company and other controlled affiliates.

(b) Managers and Officers of the Company after the Effective Time. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the managers of the Company shall be those Persons listed on Schedule 5.6(b), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal. Unless otherwise determined by Purchaser prior to the Effective Time, immediately following the Effective Time the officers of the Company shall be those Persons listed on Schedule 5.6(b), until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

5.7 Confidentiality.

(a) From and after the Closing Date, the Selling Members shall not, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for his own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below). Notwithstanding the foregoing, the Selling Members shall have no obligation to keep confidential (or cause the Company or its officers, managers or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by law; provided, however, that in the event disclosure is required by applicable Legal Requirements, the Selling Members shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Agreement, “Confidential Information” shall mean any information with respect to the Company, including the terms of any this Agreement Company Document and the transactions contemplated hereby and thereby, methods of operation, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters not in the public domain or otherwise generally available to the public, provided that “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.

(b) The covenants and undertakings contained in this Section 5.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.7 will cause irreparable injury to the parties, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of this Section 5.7 will be inadequate and in addition to any other remedy available to it, Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.7. The rights and remedies provided by this Section 5.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 5.7, the portion of the consideration delivered to the Selling Members hereunder which is allocated by the parties to the foregoing covenant shall not be considered a measure of, or limit on, such damages.

(c) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified business limitation, a specified geographical area or any other relevant feature of this Section 5.7 is unreasonable, arbitrary or against public policy, then a lesser period of time, business limitation, geographical area or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

5.8 Selling Members Release of Claims. Each Selling Member agrees, upon the Effective Time, on his own behalf and on behalf of his respective heirs, family members, executors, agents, and assigns, to irrevocably release and forever discharge the Purchaser, Company, and their respective current and former affiliates, stockholders, members, investors, attorneys, administrators, benefit plans, plan administrators, insurers, trustees, division, agents, managers, directors, officers, assigns, predecessors and successors (collectively, the “Released Parties”) from, and agrees not to sue concerning, or in any manner to institute, prosecute, or pursue, any claim, complaint, charge, duty, obligation, demand, cause of action, that such Selling Member had or now has, or that such Selling Member may hereafter have against any Released Party relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that such Selling Member may possess against any of the Released Parties arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Time, including, without limitation: (A) any and all claims relating to or arising from such Selling Member’s employment relationship with the Company and the termination of that relationship, (B) with respect to each Selling Member’s ownership of the Company Interests (with respect to such Selling Member, the “Selling Member’s Interests”) or the undersigned’s ownership of (or any right to acquire) any other equity interest in the Company, (C) any and all claims, in each case arising out of or relating to such Selling Member’s ownership of the Selling Member’s Interests, against a Released Party for any breach of duty, tort, contract (express or implied), fraud, misrepresentation, relief or rights under any federal, state or local law, statute or regulation or pursuant to any organizational documents of the Company, (D) any and all claims, in each case arising out of or relating to such Selling Member’s ownership of the Selling Member’s Interests, at law or in equity, (E) any and all claims, in each case arising out of or relating to such Selling Member’s ownership of the Selling Member’s Interests, based in any other way upon any act or omission on the part of the Released Parties and derivative rights that the undersigned had or now has, or that the undersigned may hereafter have against any Released Party by reason of any event, transaction, conduct, occurrence, relationship or cause whatsoever occurring on or prior to the date of this Agreement; provided, however, that the foregoing release shall not relieve any of the Released Parties of their respective obligations or liabilities pursuant to this Agreement, the transactions contemplated hereby, or the other documents executed in connection with the transactions contemplated hereby or be deemed to constitute a waiver of the availability of insurance to cover claims not covered by the release. Each Selling Member agrees that the release set forth in this section shall be and remain in effect in all respects as a complete general release as to the matters released. This release does not release claims that cannot be released as a matter of law, including, but not limited to, a Selling Member’s right to file a charge with or participate in a charge by the Equal Employment Opportunity Commission, or any other local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, against the Company (with the understanding that any such filing or participation does not give a Selling Member the right to recover any monetary damages against the Company; each Selling Member’s release of claims herein bars such Selling Member from recovering such monetary relief from the Company). Each Selling Member represents that he has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this Section 5.8. Each Selling Member acknowledges and represents that, other than the consideration set forth in this Agreement, the Company has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to such Selling Member.

5.9 Company Employee Plans. The Selling Members and the Company shall, upon Purchaser’s request, terminate the existing Company Employee Plans, with such termination to be effective prior to the Closing.

5.10 Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Membership Interest Purchase and the other transactions contemplated hereby.

ARTICLE 6

CONDITIONS TO THE MEMBERSHIP INTEREST PURCHASE

6.1 Conditions to Obligations of Each Party. The respective obligations of the Company, each Selling Member and Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any of which may be waived in writing exclusively by Purchaser and the Company together:

(a) Requisite Governmental Approvals. Purchaser and the Company shall have obtained all consents and approvals from all Governmental Authorities, and submitted all requisite filings and made all requisite notifications with all Governmental Authorities, in each case that Purchaser reasonably determines to be necessary or appropriate in order to consummate the transactions contemplated hereby.

(b) No Prohibitive Laws. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

(c) No Prohibitive Injunctions or Orders. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar legal restraint shall be in effect that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser:

(a) Representations and Warranties. Each of the representations and warranties of the Company and the Selling Members shall have been true and correct on the date they were made and shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date.

(b) Covenants. The Company and each Selling Member shall have performed and complied with all covenants and obligations under this Agreement required to be performed and complied with by them prior to or as of the Closing.

(c) No Company Material Adverse Effect. There shall not have occurred any change, event, violation, inaccuracy, circumstance or effect of any character that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(d) No Legal Proceedings or Threats. There shall be no legal action, suit, claim or proceeding of any kind or nature pending before any Governmental Authority (whether brought by a Governmental Authority or any other Person) or overtly threatened by any Governmental Authority or any other Person against Purchaser, the Company, the Selling Members, or any of their respective properties or any of their respective managers or officers (in their capacities as such) that (i) arises out of, or is in any way connected with, this Agreement, the Membership Interest Purchase or any other transaction contemplated hereby, (ii) seeks to prohibit the consummation of the Membership Interest Purchase or any other transaction contemplated hereby, (iii) seeks to impose limitations on the ability of Purchaser to consummate the Membership Interest Purchase and the other transactions contemplated by this Agreement, (iv) seeks to prohibit or impose any limitations on the ownership or operation by Purchaser of all or any portion of the businesses or assets of Purchaser, the Company or any of their respective affiliates, or to compel Purchaser, the Selling Members or the Company to dispose of or hold separate any portion of the businesses or assets of Purchaser, the Company or any of their respective affiliates or (v) seeks to impose limitations on the ability of Purchaser effectively to exercise full rights of ownership of all Company Interests.

(e) No Burdensome Regulatory Conditions. No Governmental Authority shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Membership Interest Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of the Company, or (ii) compelling Purchaser or the Company to dispose of or hold separate all or any portion of the businesses or assets of Purchaser or any of its Subsidiaries or the Company, in any case in connection with the Membership Interest Purchase or any other transaction contemplated by this Agreement.

(f) Executive Agreement. The Executive Agreement entered into concurrently with the execution and delivery of this Agreement shall be in full force and effect, Joe Larscheid shall not have attempted to terminate, rescind, or repudiate the Executive Agreement or notified Purchaser or the Company of his intention of terminating the Executive Agreement following the Effective Time.

(g) Restricted Stock Agreement. Each of the Selling Members shall have entered into the Restricted Stock Agreement with the Purchaser concurrently with the execution and delivery of this Agreement. Such Restricted Stock Agreement shall be in full force and effect, none of the Selling Members shall not have attempted to terminate, rescind, or repudiate the Restricted Stock Agreement or notified Purchaser or the Company of such Selling Member’s intention of terminating the Restricted Stock Agreement following the Effective Time.

(h) Subordination Agreements. Each Selling Member shall have entered into and delivered to the Purchaser a subordination agreement with the Company’s senior lender, Comerica Bank.

(i) Purchaser Financing Agreements. Each of the Selling Members shall have entered into the Purchaser’s Amended and Restated Investors’ Rights Agreement, Amended and Restated Right Voting Agreement, and Amended and Restated Right of First Refusal & Co-Sale Agreement, each to be amended and restated in conjunction with the issuance of the Purchaser Shares (the “Financing Agreements”).

(j) Company Indebtedness and Encumbrances. Purchaser shall have received evidence, satisfactory to Purchaser, that all Company Indebtedness has paid in full and finally discharged or that upon payment thereof at Closing, all Encumbrances on and security interests in any property of the Company constituting collateral or securing any obligations under any documents evidencing the Company Indebtedness will be released and terminated as of Closing.

(k) Proprietary Information Agreement. Each of the Continuing Employees shall have entered into a Proprietary Information Agreement with the Purchaser, in each case concurrently with the execution and delivery of this Agreement. Such agreements shall be in full force and effect, none of the Continuing Employees shall have attempted to terminate, rescind, or repudiate their respective Proprietary Information Agreement or notified Purchaser or the Company of an intention of terminating such respective agreement following the Effective Time.

(l) Partner Payables. Selling Members shall waive or otherwise extinguish the total balance of Partner Payables.

(m) Company Employee Plans. The Company shall have delivered to Purchaser evidence of the termination of Company Employee Plans requested by the Purchaser pursuant to Section 5.9.

(n) Member Acknowledgment and Release. Michael G. Larscheid shall have executed an acknowledgment and release in a form satisfactory to the Purchaser.

(o) Closing Deliverables of Company. At or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Purchaser, and Purchaser shall have received, the following:

(i) a certificate of the Chief Executive Officer of the Company, dated the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c);

(ii) a certificate of the Secretary of the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Purchaser, certifying (A) the Company Organizational Documents, (B) the resolutions adopted by the managers of the Company to adopt and authorize this Agreement, the Membership Interest Purchase and the other transactions contemplated hereby (copies of which resolutions shall be attached to such certificate), and (C) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(iii) letters of resignation in a form reasonably satisfactory to Purchaser, effective as of the Closing Date, of each manager and officer of the Company;

(iv) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Membership Interest Purchase or any other transaction contemplated by this Agreement under the Contracts listed or described on Schedule 5.1(b);

(v) the termination of each of the Contracts of the Company listed or described on Schedule 6.2(o)(v);

(vi) a certificate from the Delaware Secretary of State and each other state or other United States jurisdiction in which the Company is qualified to do business as a foreign corporation (or the closest equivalent thereof in the event that any jurisdiction does not provide such certificates), each dated within five (5) business days prior to the Closing Date, certifying that the Company is duly qualified to transact business and/or is in good standing (as applicable in each such jurisdiction) and that all applicable state franchise taxes or fees of the Company through and including the date of the certificate have been paid;

(vii) a statement, in a form reasonably acceptable to Purchaser and in compliance with Treasury Regulation Section 1.1445-2(b) from each Selling Member certifying that such Selling Member is not a “foreign person” within the meaning of Section 1445 of the Code;

(viii) any documents, instruments, certificates or other Agreements required pursuant to this Agreement or that Purchaser may reasonably request; and

(ix) the Statement of Expenses, including all accompanying final invoices.

6.3 Conditions to Obligations of the Company and Selling Members. The obligations of the Company and the Selling Members to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company and the Selling Members:

(a) Representations and Warranties. the representations and warranties of Purchaser shall have been true and correct on the date they were made and shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date.

(b) Covenants. Purchaser shall have performed and complied with all covenants and obligations under this Agreement required to be performed and complied with by Purchaser prior to or as of the Closing.

ARTICLE 7

SURVIVAL; INDEMNIFICATION

7.1 Survival.

(a) The representations and warranties of the Company and the Selling Members set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby or thereby, shall survive the Closing and the Effective Time and shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until 11:59 p.m. (Central time) on the first anniversary of the Closing Date; provided, however, that:

(i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, with respect to the special representations and warranties specified in this Section 7.1(a)(i) (collectively, the “Special Indemnification Representations”), (A) such special representations and warranties of the Company set forth in Section 2.10 (Taxes) shall survive the Closing and the Effective Time and shall remain in full force and effect until sixty (60) days after the expiration of the applicable statute of limitations, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, (B) such special representations and warranties of the Company set forth in Section 2.2 (Capitalization), Section 2.3 (Authority) and Section 2.14 (Intellectual Property) shall survive the Closing and the Effective Time and shall remain in full force and effect in perpetuity (all such survival periods specified above in this Section 7.1(a), collectively, the “Survival Period”);

(ii) in the event of any fraud or intentional misrepresentation of or by the Company or the Selling Members with respect to any matters set forth in this Agreement or in connection with the transactions contemplated hereby, or in any other Company Document or in connection with the transactions contemplated thereby, such representations and warranties shall survive the Closing and the Effective Time and shall remain in full force and effect in perpetuity, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto;

(iii) in the event that any Indemnified Party shall bring a claim for indemnification under this Article 7 in respect of a breach of a representation or warranty of the Company or the Selling Members set forth in this Agreement or in connection with the transactions contemplated hereby, or in any other Company Document or in connection with the transactions contemplated thereby, prior to the expiration of the Survival Period applicable to the representation or warranty of the Company or the Selling Members on which such claim is based, then such representation or warranty shall continue in full force and effect with respect to such claim until the final resolution of such claim;

(iv) no right to indemnification under this Article 7 in respect of a breach of a representation or warranty of the Company or the Selling Members set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby which is set forth in an Indemnification Claim delivered prior to the expiration of the Survival Period applicable to such representation or warranty of the Company or the Selling Members on which such claim is based shall be affected by the expiration of the Survival Period applicable to such representation or warranty; and

(v) the expiration of any Survival Period applicable to any representation or warranty of the Company or the Selling Members set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby, shall not limit, restrict, impair or otherwise affect in any manner the rights of any Indemnified Party under this Article 7, or otherwise under applicable law, arising out of fraud or any intentional misrepresentation.

(b) The representations and warranties of Purchaser set forth in this Agreement, or in any certificate or other instrument required to be delivered under or pursuant to this Agreement or in connection with the transactions contemplated hereby, shall terminate and expire at and as of the Effective Time and thereafter be of no further force or effect whatsoever.

(c) All of the covenants and other agreements of Purchaser, the Company and each Selling Member set forth in this Agreement (excluding the indemnification obligations set forth in this Article 7) shall terminate and expire at and as of the Effective Time; provided, however, that (i) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the covenants and other agreements of Purchaser, the Company or the Selling Members, set forth in this Agreement (including, but not limited to, Section 1.1, Section 1.4, Section 1.6, Section 1.8, Section 5.7, and Section 5.10), or in any Other Company Document or in connection with the transactions contemplated hereby and thereby, that contemplate performance following the Closing and the Effective Time shall survive the Closing and the Effective Time and shall remain in full force and effect following the Closing and the Effective Time in accordance with their respective terms, and (ii) no right to indemnification under this Article 7 in respect of a breach of a covenant or other agreement set forth in this Agreement, or in any other Company Document or in connection with the transactions contemplated hereby or thereby, which is set forth in an Indemnification Claim delivered prior to the expiration of the applicable Survival Period shall be affected by the expiration of such covenant or other agreement.

7.2 Indemnification of Indemnified Parties.

(a) Indemnification. Subject to the limitations set forth in this Article 7 from and after the Effective Time, the Selling Members shall indemnify and hold harmless Purchaser and each of its Subsidiaries (including, following the Effective Time, the Company) and their respective managers, directors, officers, employees, affiliates and other Persons who control or are controlled by Purchaser or any of its Subsidiaries, and their respective agents and other representatives (collectively, the “Indemnified Parties”), from, against and in respect of any and all Damages directly or indirectly paid, sustained or incurred by any of the Indemnified Parties (or any of them) directly or indirectly resulting from, arising out of or in connection with, or in any way related to, any of the following:

(i) (A) any failure of any representation or warranty made by the Company or the Selling Members in this Agreement (other than the Special Indemnification Representations) to be true and correct as of the date hereof or as of the Closing Date as if such representation or warranty had been made at and as of the Closing Date or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any representation, warranty or certification made by the Company or the Selling Members in any other Company Document (other than with respect to Special Indemnification Representations) to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(ii) (A) any failure of any Special Indemnification Representation made by the Company or the Selling Members in this Agreement to be true and correct as of the date hereof or as of the Closing Date as if such Special Indemnification Representation had been made at and as of the Closing Date or, in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct, or (B) any failure of any such Special Indemnification Representation (or certification in respect thereof) made by the Company or any the Selling Members in any other Company Document, to be true and correct at and as of the date of such document, schedule, certificate or other instrument or in the case of a Third Party Claim, any allegation that, if true, would constitute such a failure of such representation or warranty to be true and correct;

(iii) any breach or non-fulfillment of any covenant or other agreement made or to be performed by the Company or the Selling Members in this Agreement or in any other Company Document;

(iv) any Transaction Expenses (to the extent that such Transaction Expenses are not treated as a reduction in the calculation of the Adjusted Cash Consideration at the Closing);

(v) any portion of the Company Indebtedness that has not been paid and finally discharged pursuant to Section 6.2(j) (to the extent that such Company Indebtedness is not treated as a reduction in the calculation of the Adjusted Cash Consideration at the Closing) and any and all Change in Control Payments, to the extent that such Change in Control Payments not treated as a reduction in the calculation of the Adjusted Cash Consideration at Closing;

(vi) any Pre-Closing Taxes;

(vii) any Shortfall Amount;

(viii) any Uncollectible Designated Receivables as contemplated by Schedule 1.3(a);

or

(ix) any fraud, willful breach or intentional misrepresentation by the Company (or any of its agents) or the Selling Members in connection with this Agreement, any other Company Document or the transactions contemplated hereby and thereby.

(b) Limitations on Indemnification.

(i) Notwithstanding anything to the contrary set forth in this Agreement, (A) nothing set forth in this Article 7 or elsewhere in this Agreement shall limit the liability of the Company or the Selling Members for any breach of this Agreement if the Membership Interest Purchase is not consummated, and (B) nothing set forth in this Article 7 or elsewhere in this Agreement shall limit the liability of the Selling Members for any claims or causes of action arising out of fraud, willful breach or intentional misrepresentation under applicable law by the Company (or any of its agents) or the Selling Members (other than Indemnification Claims pursuant to Section 7.2(a)(ix)).

(ii) The Holdback Amount shall be available to compensate the Indemnified Parties for any Indemnification Claims, and the Purchaser shall have the right to set off any Holdback Amount by an amount equal to any indemnification obligations of the Company or the Selling Members pursuant to this Article 7 (subject to the resolution of any disputes in the manner set forth in this Article 7). Notwithstanding anything to the contrary set forth in this Agreement, the Holdback Amount shall be the Indemnified Parties’ sole and exclusive security and source of recovery for any Indemnification Claims under and pursuant to clause (i) of Section 7.2(a); provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (1) the preceding restrictions set forth in this Section 7.2(b)(ii) shall not in any way limit or otherwise restrict any right in respect of any Indemnification Claims under or pursuant to clauses (ii) through (ix) of Section 7.2(a), inclusive, or any other claims or causes of action arising out of fraud or intentional misrepresentation under applicable law by the Company (or any of its agents) or the Selling Members, in which case the aggregate amount of recovery to the Indemnified Parties from each Selling Member shall be limited to the aggregate of (A) the pro rata portion of the Holdback Amount owed to such Selling Member, (B) the value of the outstanding principal and accrued interest of the Note then owed to such Selling Member, (C) the Purchase Shares issued to such Selling Member (assuming, for the purposes of this Article 7 only, a price per share for the Purchaser Shares of $1.00 per share) and (D) the amount of the Closing Payment made to such Selling Member; and (2) the Indemnified Parties shall not be precluded, restricted or otherwise limited in respect of bringing or participating in any claims or causes of action arising out of fraud or intentional misrepresentation or with respect to amounts recoverable against any Person arising out of the fraud or intentional misrepresentation by such Person.

(iii) The Indemnified Parties shall not be entitled to recover any Indemnification Claims under or pursuant to Section 7.2(a)(i) unless and until all Damages directly or indirectly paid, sustained or incurred by the Indemnified Parties (or any of them) exceeds $50,000 (the “Basket Amount”) in the aggregate, and if the aggregate of all Damages directly or indirectly paid, sustained or incurred against by the Indemnified Parties (or any of them) exceeds the Basket Amount then the Indemnified Parties shall be entitled to indemnification for all such Damages from the first dollar of such Damages without regard to the Basket Amount; provided, however, that, notwithstanding the foregoing, the preceding restriction set forth in this Section 7.2(b)(iii) shall not in any way limit or otherwise restrict any right in respect of Indemnification Claims pursuant to Section 7.2(a)(ii) through Section 7.2(a)(ix) inclusive, or any other claims or causes of action arising out of fraud, willful breach or intentional misrepresentation under applicable law.

(c) Indemnification Claims.

(i) If an Indemnified Party is of the opinion that he, she or it has or may acquire a right to indemnification under this Article 7 (each, an “Indemnification Claim”), such Indemnified Party shall so notify the Selling Members in a written notice, signed by such Indemnified Party, or any officer thereof where applicable (each, an “Indemnification Claim Certificate”) (i) stating that such Indemnified Party has directly or indirectly paid, sustained or incurred any Damages, or reasonably anticipates that he, she or it will directly or indirectly pay, sustain or incur any Damages, (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated (and the method of computation of each such item of Damages; if applicable), the date each such item of Damages was paid, sustained or incurred, or the basis for such reasonably anticipated Damages, (iii) a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to each item of Damages based on such Indemnified Party’s good faith belief thereof, including the identity and address of any third-party claimant and copies of any formal demand or complaint relating thereto, and (iv) the basis for indemnification under Section 7.2 to which such item of Damages is related (including, if applicable, the specific nature of the misrepresentation, or the breach of warranty or covenant). Upon delivery of an Indemnification Claim Certificate, any Holdback Amount that may become payable pursuant to Section 1.1(a), shall not be paid to the Selling Members to the extent of the Damages claimed in such Indemnification Claim Certificate until such Indemnification Claim contained in such Indemnification Claim Certificate shall be resolved in accordance with this Section 7.2(c).

(ii) If none of the Selling Members object (other than with respect to any Agreed Upon Damages) in writing to Purchaser, pursuant to Section 7.2(c)(iii) to any individual items of Damages set forth in an Indemnification Claim Certificate delivered by Purchaser or any other Indemnified Party or Parties pursuant to Section 7.2(c)(i) within thirty (30) days after Purchaser’s receipt of such Indemnification Claim Certificate, the Selling Members shall be conclusively deemed to have acknowledged and irrevocably consented, (A) to the Indemnified Party’s recovery of the full amount of all such items of Damages set forth in such Indemnification Claim Certificate, and (B) if and to the extent necessary, and without further notice, to have stipulated to the entry of a final judgment for damages against the Selling Members for such items of Damages in any court having competent jurisdiction over the matter.

(iii) In the event that all Selling Members seek to contest any individual items of Damages (other than any Agreed Upon Damages) set forth in an Indemnification Claim Certificate received from Purchaser or any other Indemnified Party pursuant to Section 7.2(c)(i), the Selling Members shall notify Purchaser in writing, within thirty (30) days after such Indemnification Claim Certificate is sent, of the Selling Members’ objection, which notice shall set forth a brief description in reasonable detail of the Selling Members’ basis for objecting to each item of Damages based on the Selling Members’ good faith belief thereof. Upon Purchaser’s receipt of a written notice of objection from the Selling Members pursuant to the preceding sentence, Purchaser and the Selling Members shall attempt in good faith to agree upon the rights of the respective parties with respect to the disputed items of Damages.

If the Selling Members and Purchaser should so agree, a memorandum setting forth the agreement reached by the parties with respect to such disputed items of Damages shall be prepared and signed by both parties and the amount of Damages shall be permanently retained by the Purchaser and shall reduce the available Holdback Amount that may become payable pursuant to Section 1.1(a). Any such reduction of the available Holdback Amount shall first be applied to the next due Holdback Amount, and if the aggregate amount of such reductions exceed the amount of the next due Holdback Amount, shall also reduce the subsequent Holdback Amount, such that all such reductions are applied to the first occurring Holdback Amount. Notwithstanding the foregoing, the Selling Members hereby waive the right to object to or contest any Agreed Upon Damages set forth in an Indemnification Claim Certificate received from Purchaser or any other Indemnified Party, except to the extent that the Selling Members disagree with the mathematical calculation of the amount of such Agreed Upon Damages. For purposes of this Agreement, “Agreed Upon Damages” shall mean Damages directly or indirectly paid, sustained or incurred by any of the Indemnified Parties (or any of them) directly or indirectly resulting from, arising out of or in connection with, or in any way related to, any of the following: (A) any Transaction Expenses (to the extent that such Transaction Expenses are not treated as a reduction in the calculation of the Adjusted Cash Consideration at the Closing), (B) any portion of the Company Indebtedness that has not been paid and finally discharged pursuant to Section 6.2(j) (to the extent that such Company Indebtedness is not treated as a reduction in the calculation of the Adjusted Cash Consideration at the Closing), (C) any Change in Control Payments that are not treated as a reduction in the calculation of the Adjusted Cash Consideration at the Closing, (D) any amounts paid pursuant to Section 1.4(b)(i), (E) any Shortfall Amount, (F) any Agent Interpleader Expenses and Agent Indemnification Expenses and (F) the amount of any Taxes for which the Selling Members are liable pursuant to this Agreement (including pursuant to Section 5.5(c)(i) and Section 5.5(c)(ii)).

(iv) If within sixty (60) days after the Selling Members’ receipt of such Indemnification Claim Certificate, and after good faith negotiations, the parties are unable to agree on the rights of the respective parties with respect to any disputed items of Damages set forth in an Indemnification Claim Certificate, either Purchaser or the Selling Members may bring suit in the courts identified in Section 9.11 hereof to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Indemnification Claim Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement and any Damages so determined shall be permanently retained by Purchaser and shall reduce any Holdback Amount that may become payable pursuant to Section 1.1(a). Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(d) Selling Members. Notwithstanding any provision of this Agreement, the Company Organizational Documents, or any agreement between the Company and the Selling Members to the contrary entered into prior to the Closing, in no event shall the Company, or Purchaser, be obligated to reimburse, contribute, indemnify or hold harmless any Selling Member in his capacity as an owner of the Company for or in connection with any Damages or obligations of the Company under this Article 7.

(e) Third Party Actions. In the event any Action is instituted against an Indemnified Party which involves or appears reasonably likely to involve an Indemnification Claim hereunder (a “Third Party Claim”), Purchaser will, promptly after receipt of notice of any such Action, notify the Selling Members of the commencement thereof. The failure to so notify the Selling Members of the commencement of any such Action will relieve the Selling Members from liability in connection therewith only if and to the extent that such failure materially and adversely affects the ability of the Selling Members to defend their interests in such Action. Purchaser shall have the right, in its sole discretion, to control the defense or settlement of such Action; provided, however, that the Selling Members and their counsel (at such party’s sole expense) may participate in (but not control the conduct of) the defense of such Action; and provided further that, except with the consent of the Selling Members, which consent shall not be unreasonably withheld, no settlement of any such Action with third party claimants shall be determinative of the amount of Damages relating to such matter. In the event that the Selling Members have consented to any such settlement, the Selling Members shall have no power or authority to object under any provision of this Article 7 to the amount of any such Indemnification Claim, with respect to such settlement.

(f) Definition of Damages. For all purposes of and under this Agreement, the term “Damages” shall mean the amount of (i) any direct, indirect, incidental or other damage (including lost profits and diminution in value), loss, liability, claim, deficiency, Tax, judgment, fine, penalty, cost or other expense (including reasonable attorneys’, consultants’ and experts’ fees and expenses) directly or indirectly paid, sustained or incurred by the Indemnified Parties (or any of them), and (ii) any and all reasonable fees and costs of enforcing the Indemnified Party’s rights under this Agreement. For purposes of determining the amount of any Damage suffered or incurred by an Indemnified Party, any qualifications in the representations, warranties and covenants with respect to a Company Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Damages attributable to a breach of any representation, warranty or covenant of the Company set forth in this Agreement or in any of the ancillary agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement.

(g) No Right of Contribution. After the Closing, the Selling Members shall not have any right of contribution against Purchaser or the Company for any inaccuracy in any representation or warranty of the Company or the Selling Members or breach of any covenant or agreement of the Company or the Selling Members.

(h) Treatment of Indemnity Payments. Unless otherwise required by applicable Law, all indemnification payments made pursuant to this Article 7 shall be treated as an adjustment to the Final Adjusted Consideration for Tax purposes, and no party shall take any position inconsistent with such characterization.

ARTICLE 8

TERMINATION

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Purchaser;

(b) by either Purchaser or the Company, if the Closing Date shall not have occurred by December 31, 2012 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions contemplated hereby to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Purchaser or the Company, if: (i) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, or (ii) any Governmental Authority shall have issued or granted a temporary restraining order, preliminary or permanent injunction or other order, or other similar legal restraint, in any such case that has the effect of making the transactions contemplated hereby illegal or otherwise prohibits or otherwise restrains the consummation of the transactions contemplated hereby, and such order, injunction or restraint shall have become final and nonappealable;

(d) by Purchaser, if any Governmental Authority shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Membership Interest Purchase any law, statute, rule, regulation, executive order or decree (whether temporary, preliminary or permanent), that has the effect of (i) prohibiting Purchaser’s ownership or operation of any portion of the business of the Company, or (ii) compelling Purchaser or the Company to dispose of or hold separate all or any portion of the business or assets of Purchaser or any of its Subsidiaries or the Company, in any case in connection with the transactions contemplated hereby;

(e) by Purchaser, if (i) there has been a breach of any representation, warranty, covenant or agreement of the Company or the Selling Members set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to the Company, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured, or (ii) a Company Material Adverse Effect has occurred; or

(f) by the Company, if there has been a breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement such that, if not cured on or prior to the Closing Date, the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach has not been cured within twenty (20) days after written notice thereof to Purchaser, provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser, the Selling Members, the Company or their respective officers, managers or members; provided, however, that notwithstanding any termination of this Agreement, following any termination of this Agreement in accordance with its terms, any party hereto shall remain liable thereafter for any claims or causes of action under applicable law arising out of fraud or intentional misrepresentation by such party in connection with this Agreement or the transactions contemplated hereby and for any intentional breach of this Agreement that occurred prior to such termination; and provided further, that, the provisions of Section 5.2 (Public Announcements), Section 5.4 (Fees and Expenses), this Section 8.2 and Article 9 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article 8.

ARTICLE 9

MISCELLANEOUS

9.1 Amendments; No Waiver. Subject to applicable Legal Requirements, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by each party against whom the waiver is to be effective. No course of dealing and no failure or delay on the part of any party hereto in exercising any right, power or remedy conferred by this Agreement shall operate as a waiver thereof or otherwise prejudice such party’s rights, powers and remedies. The failure of any of the parties to this Agreement to require the performance of a term or obligation under this Agreement or the waiver by any of the parties to this Agreement of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach hereunder. No single or partial exercise of any right, power or remedy conferred by this Agreement shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.2 Notices. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be delivered by hand or sent by registered or certified mail, return receipt requested, by overnight prepaid courier or by facsimile (receipt confirmed) to:

(a) if to Purchaser, to:

Silverback Enterprise Group, Inc.

Frost Tower, Suite 2950

401 Congress Avenue

Austin, Texas 78701

Attention: Chief Executive Officer

Telephone No.: (512) 567-8020

Facsimile: (512) 721-1218

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, Texas 78746-5546

Attention: Brian K. Beard

Telephone No.: (512) 338-5400

Facsimile No.: (512) 338-5499

(b) if to the Company (prior to the Effective Time), to:

LMR Solutions, LLC d/b/a EPM Live

5860 Owens Ave., Ste. 130

Carlsbad, CA 92008

Attention: Chief Executive Officer

Telephone No.: (866) 395-8704

Facsimile: (858) 225-0685

with a copy (which shall not constitute notice) to:

JurisVenture, P.C.

10601-G Tierrasanta Blvd., #298

San Diego. CA 92124

Attention: Michael Wahlster

Telephone No.: (858) 437-1557

Facsimile: (858) 630-4214

(c) if to the Selling Members, to:

Joseph Larscheid

[***]

and

Cheryl Larscheid

[***]

with a copy (which shall not constitute notice) to:

JurisVenture, P.C.

10601-G Tierrasanta Blvd., #298

San Diego. CA 92124

Attention: Michael Wahlster

Telephone No.: (858) 437-1557

Facsimile: (858) 630-4214

All such notices, requests, demands, consents and other communications shall be deemed to have been duly given or sent one day following the date mailed if sent by overnight courier, or on the date on which delivered by hand or by facsimile transmission (receipt confirmed), as the case may be, and addressed as aforesaid.

9.3 Successors and Assigns. All covenants and agreements and other provisions set forth in this Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and permitted assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this

Agreement without the consent in writing of the Company, Purchaser and the Selling Members. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Purchaser from merging the Company with and into Purchaser or assigning any of the rights of Purchaser hereunder to a direct or indirect subsidiary of Purchaser.

9.4 Certain Interpretations. When a reference is made in this Agreement to a Schedule, Annex or an Exhibit, such reference shall be to a Schedule, Annex or an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to a legal entity (including the Company) shall be deemed to refer to such entity and its Subsidiaries unless the context requires otherwise. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires. Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number respectively, and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement. All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity. Documents or other information and materials shall be deemed to have been “Delivered” by the Company if and only if, at least two (2) business days prior to the execution and delivery of this Agreement by the parties hereto, the Company has posted accurate, complete and correct copies of such documents and information and other materials to a virtual data room managed by the Company to which Purchaser and its designated representatives have been given access.

(a) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.5 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts (which may be by facsimile) and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

9.6 Severability. In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party), it being intended that the rights and privileges of each party shall be enforceable to the fullest extent permitted by applicable Legal Requirements, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction (so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party).

9.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

9.8 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.9 Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person any rights or remedies under or by reason of this Agreement or any other certificate, document, instrument or agreement executed in connection herewith, or be relied upon by other than the parties hereto and their permitted successors or assigns.

9.10 Governing Law. All matters arising under or related to this Agreement and the Agreement, including the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof).

9.11 Consent to Jurisdiction. Without limiting the other provisions of this Section 9.11, the parties hereto agree that any legal proceeding by or against any party hereto or with respect to or arising out of this Agreement shall be brought exclusively in any state or federal court in the United States District for Texas located in Austin, Texas. By execution and delivery of this Agreement, each party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

9.12 Entire Agreement. This Agreement, including the Disclosure Schedule (and all exhibits and schedules thereto), all Exhibits, Annexes and Schedules to this Agreement, and all other agreements referred to herein, is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by all the parties hereto, have been expressed herein or in such Disclosure Schedule, Exhibits, Annexes, Schedules or other agreements and this Agreement (including such Disclosure Schedule, Exhibits, Annexes, Schedules and other agreements) supersedes any prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

9.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement under seal as of the day and year first above written.

SILVERBACK ENTERPRISE GROUP, INC.

By:	/s/ JOHN T. MCDONALD
John T. McDonald,
Chief Executive Officer

LMR SOLUTIONS, LLC

By:	/s/ JOSEPH LARSCHEID
Joseph Larscheid,
Chief Executive Officer

SELLING MEMBERS

By:	/s/ JOSEPH LARSCHEID
Joseph Larscheid

By:	/s/ CHERYL LARSCHEID
Cheryl Larscheid

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

ANNEX A

CERTAIN DEFINITIONS

For purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any inquiry, offer, proposal or indication of interest (other than this Agreement or any other inquiry, offer, proposal or indication of interest by Purchaser), or any public announcement of intention to make any inquiry, offer, proposal or indication of interest (including any request for information from the Company or the Company Representatives), contemplating, relating to or otherwise involving in any way any acquisition or license of all or a significant portion of the Company’s business, properties, assets or technologies, or any amount of the Company Interests (whether or not outstanding), whether by equity purchase, asset purchase, merger, consolidation, reorganization, restructuring, license or any other form of transaction or series of transactions.

(b) “Action” shall mean any private or governmental action, suit, claim, charge, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, audit, hearing, complaint, demand or other proceeding to, from, by or before any arbitrator, court, tribunal or other Governmental Authority.

(c) “Base Consideration” shall mean (i) $6,000,000, minus (ii) the Holdback Amount, minus (iii) the amount, if any, that Closing Cash is less than $350,000, minus (iv) the sum of (A) the aggregate amount of any and all Transaction Expenses, plus (B) the aggregate amount of any and all Change in Control Payments (whether paid prior to the Closing or payable at the Closing), plus (C) an amount equal to 50% of all outstanding Indebtedness as of the Closing, up to $750,000, and 100% of all outstanding Indebtedness in excess of $750,000. For the avoidance of doubt, in the event the Closing Cash is more than $350,000, the Base Consideration shall be increased by any amount over $350,000.

(d) “Cash” means cash and cash equivalents within the meaning of GAAP.

(e) “Change in Control Payments” shall mean any severance, accrued vacation, bonus or other similar payment under any Contract or Company Employee Plan, which is owed to a Selling Member, or to a Person related to a Selling Member, as a result of the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby, including, for the avoidance of doubt, any employer or similar Taxes arising as a result of such payments.

(f) “Closing Cash” the amount of the Company’s Cash at the Closing.

(g) “Closing Net Working Capital” shall mean the Net Working Capital of the Company at the Closing.

(h) “Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including Company Registered Intellectual Property Rights, that is or are owned (in whole or in part) by, purported to be owned by, exclusively licensed to or otherwise exclusively controlled by, or purported to be licensed to or otherwise exclusively controlled by, the Company or any of its subsidiaries.

(i) “Company Interests” shall mean all of ownership interests of the Company.

(j) “Company Documents” shall mean this Agreement, the Executive Agreement and each other agreement, certificate or instrument contemplated by this Agreement or to be executed by the Company or the Selling Members in connection with the consummation of the transactions contemplated by this Agreement.

(k) “Company Indebtedness” shall mean any Indebtedness of the Company.

(l) “Company Material Adverse Effect” shall mean any change, event, development, circumstance or effect that, individually or in the aggregate with all other changes, events, developments, circumstances and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, liabilities, prospects, results of operations, or capitalization of the Company, taken as a whole; provided, however, that in determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would or could occur, there shall be excluded any effect on the Company resulting from, relating to or arising out of in connection with any of the following (either alone or in combination): (i) changes in, or conditions affecting, economic, political, business or financial market conditions generally, provided that such changes or conditions do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; (ii) changes in, or conditions affecting, the industry in which the Company operates, provided that such changes or conditions do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; (iii) any generally applicable change in law, rule or regulation, or in the interpretation of any of the foregoing by any Person other than the Company, provided that such changes do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates; and (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, provided that such changes do not have a disproportionate or unique effect on the Company relative to other companies operating in the industry in which the Company operates.

(m) “Company Registered Intellectual Property Rights” means all of the Registered Intellectual Property owned by, filed in the name of, or applied for the Company or any of its subsidiaries.

(n) “Company Securities” shall mean all securities of the Company, including all Company Interests and all other securities or rights, including options and warrants, that are convertible into, or exercisable or exchangeable for, securities of the Company.

(o) “Continuing Employees” shall mean those Employees of the Company that Purchaser identifies to the Company that it desires to retain after the Closing.

(p) “Contract” shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent, covenants not to compete, employment agreements and purchase orders) and any amendments, supplements, or other modifications thereto, including as of the Closing or as may hereafter be in effect.

(q) “Delivered” shall mean actually delivered or made available to a party.

(r) “Disclosure Schedule” shall mean the Company’s disclosure schedule of even date herewith and executed and delivered to Purchaser in connection with this Agreement.

(s) “Employee Agreement” shall mean each employment, change in control, severance, separation, settlement, retention, bonus, consulting, contractor, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between the Company and any Employee.

(t) “Employee” shall mean any current or former or retired employee, consultant, contractor or manager of the Company or any ERISA Affiliate.

(u) “Encumbrance” shall mean any claim, charge, easement, encumbrance, lease, lien, covenant, security interest, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

(v) “Estimated Adjusted Consideration” shall mean the Base Consideration, minus the amount, if any, by which Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)) is less than the Targeted Net Working Capital Amount if such amount is less than the Targeted Net Working Capital Amount.

(w) “Final Adjusted Consideration” shall have the following meaning:

(i) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is equal to or greater than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall be the same amount as Estimated Adjusted Consideration; or

(ii) If the Actual Closing Net Working Capital (as determined pursuant to Section 1.3(b)) is less than the Estimated Closing Net Working Capital (as determined pursuant to Section 1.3(a)), then “Final Adjusted Consideration” shall mean Estimated Adjusted Consideration, minus the amount by which Estimated Closing Net Working Capital is greater than Actual Closing Net Working Capital.

(x) “Final Payment Date” shall mean the date that is the second anniversary of Closing.

(y) “GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

(z) “Governmental Authority” shall mean any United States federal, state, municipal or local or any foreign government, or political subdivision thereof, or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or other governmental power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

(aa) “Indebtedness” shall mean with respect to any Person all Liabilities (including any applicable penalties (including with respect to any prepayment thereof), interest and premiums) (i) for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) evidenced by notes, bonds, debentures, loan agreements or similar instruments, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business not past due for more than sixty (60) days past the due date), (iv) of such Person as lessee capitalized in accordance with GAAP, (v) of others secured by an Encumbrance on any asset of such Person, whether or not such obligations are assumed by such Person, (vi) in respect of bankers’ acceptances, letters of credit (including standby and commercial), bank guaranties, surety bonds and similar instruments, and under reverse repurchase agreements, (vii) of such Person in respect of futures contracts, swaps, derivative transactions, other financial Contracts and other similar obligations (including any option to enter into any of the foregoing) (determined on a net basis as if such Contract or obligation was being terminated early, on the date of such determination) or (viii) in the nature of guarantees of the obligations described in clauses (i) through (vii) above of any other Person.

(bb) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefore and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information throughout the world (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights (“Mask Works”); (v) all industrial designs and any registrations and applications therefore throughout the world; (vi) all rights in domain names and applications and registrations therefore (“Domain Names”);

(vii) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.

(cc) “Knowledge” shall mean, with respect to any Person, (i) the actual knowledge of the members of such Person’s Board of Directors (or equivalent governing body), and (ii) the actual knowledge of the officers of such Person (and in the case of the Company, irrespective of whether such Person is an officer of the Company, for purposes of this definition of Knowledge, the term “officer” shall include each Selling Member, Michelle Larscheid and Michael Larscheid, and any knowledge that such Persons would reasonably be expected to have if and to the extent that each such Person had made due inquiry of all relevant employees and consultants of such Person.

(dd) “Legal Requirements” shall mean any applicable federal, state, local, non-U.S. or other law, statute, constitution, principle of common law, ordinance, code, directives, order, edict, decree, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

(ee) “Liability” shall mean any debt, liability and obligation (including any fines and penalties), whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

(ff) “Net Working Capital” shall mean an amount equal to (i) the aggregate value of all current assets of the Company, less (ii) the aggregate value of all current liabilities of the Company, including, without limitation, accounts payable, checks written in excess of available funds, other payables, employee benefits payable, payroll Taxes payable, accrued payroll, accrued vacation, holiday, and sick pay, employee-related liabilities (including sales commissions) and other accrued liabilities, but excluding all deferred revenue , Indebtedness in the form of bank debt (but not including trade payables, capital lease obligations and the like), and Partner Payables.

(gg) “Partner Payables” shall mean those partner draws payable by the Company to Cheryl Larscheid.

(hh) “Permits” shall mean all permits, concessions, certifications, consents, grants, franchises, licenses and other governmental authorizations and approvals.

(ii) “Person” shall mean any individual, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise, or any Governmental Authority.

(jj) “Pre-Closing Taxes” shall mean (i) all Taxes of the Company for all taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, that portion of any Taxes of the Company for such Straddle Period that is apportioned to the Selling Members pursuant to Section 5.5, (ii) all Taxes for any Tax period (or portion thereof) ending on or prior to the Closing Date of any member of an affiliated, consolidated, combined, or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any Person (other than Company) imposed on the Company as a transferee or successor, by contract (other than Taxes attributable to a post-Closing period pursuant to a contract the principal purpose of which is not to address Tax matters) or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date; provided, however, that in the case of clauses (i), (ii), and (iii) above, Pre-Closing Taxes shall not include any Taxes that were previously reserved for (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Balance Sheet (rather than in any notes thereto) and taken into account in determining the Actual Closing Net Working Capital.

(kk) “Pro Rata Portion” shall mean, as of any date, with respect to a Selling Member, such Selling Member’s ownership interest in the Company set forth opposite such Selling Member’s name on the Schedule of Members attached hereto.

(ll) “Purchase Price” shall mean the sum of the (i) Closing Payment, (ii) the Notes, (iii) the Purchaser Shares, and (iv) the Holdback Amount, in each case, subject to the terms and conditions of this Agreement and the Notes.

(mm) “Registered Intellectual Property Right(s)” means any and all United States, foreign, national and international: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, including intent to use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; (v) Domain Name registrations; and (vi) any other Intellectual Property Rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

(nn) “Security Interest” shall mean any mortgage, security interest, pledge, encumbrance, restriction (and in the case of securities, vote) or lien (whether arising by contract or by operation of law and whether voluntary or involuntary).

(oo) “Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

(pp) “Targeted Net Working Capital Amount” shall mean an amount equal to One Million Three Hundred Thousand Dollars ($1,300,000), of which Three Hundred Fifty Thousand Dollars ($350,000) shall be cash.

(qq) “Tax Law” shall mean any Legal Requirement (whether domestic or foreign) relating to Taxes.

(rr) “Tax Return” shall mean any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules, statements or attachments thereto, and any amendment thereof) including any information return, estimate, claim for refund, amended return or declaration of estimated Tax, including Treasury Department Form TD F 90-22.1,and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company.

(ss) “Tax” or “Taxes” shall mean (i) all federal, state, county, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, windfall profits, production, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real and personal property and estimated taxes, customs, duties, fees, assessments and charges of any kind whatsoever, together with any interest, penalties, fines, additions to tax or additional amounts (whether disputed or not) imposed by any Governmental Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any

Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or otherwise by operation of law.

(tt) “Taxing Authority” shall mean the Internal Revenue Service of the United States or any other authority, agency, board or commission (whether state, local or foreign) responsible for the administration of any Tax.

(uu) “Technology” means any or all of the following: (i) products of the Company or any of its subsidiaries and any works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable), ideas, improvements, discoveries, developments, designs and techniques, information regarding plans for research, and technology; (iii) proprietary and confidential information, including technical data and customer and supplier lists and information related thereto, financial analysis, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, general intangibles, trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks, service marks; (vi) domain names and websites; (vii) tools, services, methods and processes; and (viii) all instantiations of the foregoing in any form and embodied in any media.